UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

of THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 5, 2022 (May 4, 2022)

Black Knight, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37394	81-5265638
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

601 Riverside Avenue

Jacksonville, Florida 32204

(Address of Principal Executive Offices) (Zip Code)

(904) 854-5100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	BKI	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

Overview

On May 4, 2022, Black Knight, Inc., a Delaware corporation (“BKI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Intercontinental Exchange, Inc., a Delaware corporation (“ICE”), and Sand Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of ICE (“Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Sub will merge with and into BKI (the “Merger”), with BKI surviving as a wholly owned subsidiary of ICE.

Merger Consideration

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $0.0001 per share, of BKI (“BKI Common Stock”) (except for shares held by BKI as treasury stock, by any of BKI’s subsidiaries (other than with respect to the BKI ESPP (as defined below)), by ICE or any of ICE’s subsidiaries (including Sub), or by any holder who has properly exercised and perfected such holder’s demand for appraisal rights under Section 262 of the General Corporation Law of the State of Delaware and not effectively withdrawn or lost such holder’s rights to appraisal (collectively, “Excluded Shares”), which in each case will be treated as described in the Merger Agreement), will be converted into, at the election of the holder thereof, the right to receive the following consideration (the “Merger Consideration”):

(i)

an amount in cash equal to the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of 0.1440 multiplied by the average of the volume weighted averages of the trading prices of ICE Common Stock (as defined below) on the New York Stock Exchange on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the Effective Time occurs (the “Average ICE Stock Price”) (such amount, the “Per Share Cash Consideration”);

(ii)

a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of ICE (the “ICE Common Stock”) as is equal to the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Average ICE Stock Price (the “Exchange Ratio”) (such number of shares, the “Per Share Stock Consideration”); or

(iii)	if no election is made by such holder, such Per Share Stock Consideration or Per Share Cash Consideration as is determined in accordance with the proration mechanism described below.

The election right for the holders of shares of BKI Common Stock will be subject to proration in accordance with the terms of the Merger Agreement such that (a) the total number of shares of BKI Common Stock to be converted into the right to receive the Per Share Cash Consideration will be equal to the quotient, rounded down to the nearest whole share, of $10,505,000,000 (the “Cash Consideration”) divided by the Per Share Cash Consideration and (b) all shares of BKI Common Stock not receiving the Per Share Cash Consideration (other than Excluded Shares) will be converted into the right to receive the Per Share Stock Consideration. No fractional shares of ICE Common Stock will be issued in the Merger, and holders of BKI Common Stock will receive cash in lieu of any fractional shares of ICE Common Stock to which they otherwise would have been entitled, based on the Average ICE Stock Price.

Financing of the Merger

ICE expects to fund the Cash Consideration for the Merger with a combination of available cash and permanent financing. The receipt of financing by ICE is not a condition to ICE’s obligations to complete the Merger.

Treatment of BKI Equity Awards

At the Effective Time, each outstanding BKI restricted stock award (each, a “BKI Restricted Stock Award”) granted pursuant to BKI’s Amended and Restated 2015 Omnibus Incentive Plan that was granted (i) prior to the date of the Merger Agreement and is subject to an award agreement that provides for full accelerated vesting upon a change in control or (ii) to a non-employee director will accelerate and vest in full (with any applicable “performance restriction” deemed satisfied) and be entitled to receive the Merger Consideration. Each other outstanding BKI Restricted Stock Award will be assumed and converted into a restricted share of ICE Common Stock based on the Exchange Ratio with the same terms and conditions previously applicable to the BKI Restricted Stock Award, except that each “performance restriction” will be deemed satisfied. In the event of a termination of the holder’s employment by the employer other than for cause or by the holder for good reason following the Effective Time, such converted BKI restricted stock awards will vest in accordance with their terms. In addition, at the Effective Time, each outstanding time-based restricted stock unit award in respect of a share of BKI Common Stock (each, a “BKI RSU Award”) granted pursuant to BKI’s Amended and Restated 2015 Omnibus Incentive Plan will accelerate and vest in full and be deemed settled for a number of shares of BKI Common Stock equal to the amount of shares underlying the BKI RSU Award, which will be converted into the right to receive the Merger Consideration.

No later than immediately prior to the Effective Time, all accumulated participant contributions under BKI’s Employee Stock Purchase Plan (the “BKI ESPP”) will be used to purchase shares of BKI Common Stock, with any such shares cancelled at the Effective Time and converted into the right to receive the Merger Consideration. Any participant contributions insufficient to purchase one whole share of BKI Common Stock immediately prior to the Effective Time, as well as any matching credits that would be allocated to each participant’s account assuming that the participant had remained an eligible person through each matching date for each applicable quarter end prior to the Effective Time, will be distributed to the participant in cash following the Effective Time. The BKI ESPP will terminate at the Effective Time.

Closing Conditions

The obligation of the parties to consummate the Merger is subject to customary conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of BKI Common Stock entitled to vote thereon (the “BKI Stockholder Approval”), (ii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the absence of any law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent, that restrains, enjoins or otherwise prohibits the consummation of the Merger (a “Restraint”), (iv) the effectiveness of the registration statement on Form S-4 to register the shares of ICE Common Stock to be issued pursuant to the Merger Agreement, (v) authorization for listing on the New York Stock Exchange of the shares of ICE Common Stock to be issued in the Merger, (vi) compliance by ICE and BKI in all material respects with their respective obligations under the Merger Agreement and (vii) subject in most cases to exceptions that do not rise to the level of a Material Adverse Effect or a Parent Material Adverse Effect (each as defined in the Merger Agreement), as applicable, the accuracy of representations and warranties made by BKI and ICE, respectively. The respective obligations of BKI and ICE to consummate the Merger are also subject to there not having occurred since the date of the Merger Agreement an event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or a Material Adverse Effect, respectively.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both BKI and ICE with respect to each party and its businesses. The Merger Agreement also contains customary covenants, including covenants by BKI, subject to certain exceptions, during the interim period between the execution of the Merger Agreement and the consummation of the Merger, to use reasonable best efforts to carry on its business in the ordinary course and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and employees and to preserve its relationships with significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

Under the Merger Agreement, each of BKI and ICE has agreed to use its respective reasonable best efforts to cause the transactions contemplated by the Merger Agreement to be consummated as soon as practicable, including in connection with obtaining all consents required to be obtained from any governmental authority or third party that are necessary, proper or advisable to consummate the Merger. ICE has also agreed to use its reasonable best efforts to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under U.S. antitrust laws so as to enable the parties to the Merger Agreement to close the Merger as soon as practicable. However, ICE is not obligated to agree to any structural or behavioral remedy required by any governmental authority.

Non-Solicitation; Intervening Events

Subject to certain exceptions, BKI has agreed not to solicit alternative takeover proposals, engage in discussions with third parties regarding alternative takeover proposals or change its recommendation to its stockholders in favor of the Merger.

In the event BKI receives an unsolicited takeover proposal from a third party prior to obtaining the BKI Stockholder Approval and BKI’s Board of Directors determines in good faith that the takeover proposal constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined in the Merger Agreement), BKI may provide information to, and engage in discussions and negotiations with, the person making the takeover proposal.

Prior to obtaining the BKI Stockholder Approval, the Board of Directors of BKI has the right, in connection with (i) the receipt of a Superior Proposal or (ii) an Intervening Event (as defined in the Merger Agreement), to change its recommendation in favor of the Merger or, in the case of a Superior Proposal, to terminate the Merger Agreement, in each case, subject to complying with notice requirements and other specified conditions (including giving ICE the opportunity to propose changes to the Merger Agreement in response to such Superior Proposal or Intervening Event, as applicable), if the Board of Directors of BKI determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Termination; Termination Fees

The Merger Agreement may be terminated by BKI and ICE by mutual agreement. In addition, either party may terminate the Merger Agreement if, among other things, (i) the Merger has not been consummated on or before May 4, 2023, subject to two automatic extensions of three months each, to August 4, 2023 and to November 4, 2023, respectively, if U.S. antitrust clearance (or a related Restraint) remains outstanding and all other conditions to closing are satisfied (or in the case of conditions that by their terms are to be satisfied at the closing, are capable of being satisfied if the closing were to occur on such date) at each extension date (the “Outside Date”), (ii) any applicable Restraint permanently prohibits the Merger and has become final and nonappealable, (iii) the BKI Stockholder Approval has not been obtained at a duly convened meeting of BKI’s stockholders held to consider the adoption of the Merger Agreement at which a vote on the Merger Agreement is taken, or (iv) the other party is in breach of the Merger Agreement in a manner that would result in a failure of an applicable closing condition and such breach cannot be cured prior to the Outside Date or has not been cured within 30 days after notice to the other party of such breach. In addition, prior to receipt of the BKI Stockholder Approval, each party has additional termination rights specified in the Merger Agreement, including the right for BKI to terminate the Merger Agreement to enter into an alternative acquisition agreement providing for a Superior Proposal.

The Merger Agreement provides for the payment of a termination fee upon termination of the Merger Agreement under certain specified circumstances. BKI will be obligated to pay ICE a termination fee of $398 million if (i) BKI terminates the Merger Agreement to enter into an alternative acquisition agreement providing for a Superior Proposal, (ii) ICE terminates the Merger Agreement in the event that BKI’s Board of Directors changes its recommendation to its stockholders in favor of the Merger or does not hold a meeting of its stockholders to approve the Merger Agreement in material breach of its obligations under the Merger Agreement; or (iii) the Merger Agreement is terminated in certain circumstances following the public announcement of a competing takeover proposal and prior to receipt of the BKI Stockholder Approval, and within 12 months of termination BKI enters into a definitive agreement to consummate (or consummates) the transactions proposed by any takeover proposal. ICE will be obligated to pay BKI a termination fee of $725 million if (i) the Merger Agreement is terminated by BKI or ICE upon the occurrence of the Outside Date, and at the time of termination the conditions to closing (other than those relating to the receipt of U.S. antitrust approval, and the absence of any Restraint relating to a U.S. antitrust law) in favor of ICE have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the closing, are capable of being satisfied if the closing were to occur on such date), other than those conditions the failure of which to be satisfied is primarily attributable to a breach by ICE or Sub of their representations, warranties, covenants or agreements contained in the Merger Agreement; or (ii) the Merger Agreement is terminated because any Restraint relating to a U.S. antitrust law has become final and non-appealable.

In addition, if the Merger Agreement is terminated because BKI’s stockholders fail to approve the adoption of the Merger Agreement at a duly convened meeting of BKI’s stockholders held for that purpose, BKI will be required to reimburse ICE for its reasonable and documented out-of-pocket costs and expenses incurred in connection with the Merger Agreement and the Merger in an amount not to exceed $40 million.

Important Statement Regarding the Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

A copy of the Merger Agreement has been included to provide BKI stockholders, ICE stockholders and other security holders with information regarding its terms and is not intended to provide any factual information about BKI or ICE. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by BKI stockholders, ICE stockholders or other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by BKI stockholders, ICE stockholders or other security holders. BKI stockholders, ICE stockholders and other security holders are not third-party beneficiaries under the Merger Agreement (except, following the Effective Time, with respect to BKI stockholders’ right to receive payment of the Merger Consideration, any dividends or other distributions payable pursuant to the Merger Agreement, and cash in lieu of any fractional shares payable pursuant to the Merger Agreement, and the right of holders of BKI equity awards to receive the consideration provided for such equity awards pursuant to the Merger Agreement) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of BKI, ICE or Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in BKI’s or ICE’s public disclosures. BKI acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, ICE, BKI, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of ICE and BKI make with the Securities and Exchange Commission (the “SEC”).

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of May 4, 2022, among Intercontinental Exchange, Inc., Sand Merger Sub Corporation and Black Knight, Inc.

104	Cover Page Interactive Data File-the cover page XBRL tags are embedded within the Inline XBRL document

*

Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. BKI agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that BKI may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about BKI’s or ICE’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of BKI by ICE (the “Transaction”), including future financial and operating results, BKI’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in BKI’s and ICE’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of BKI or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against BKI or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect BKI or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BKI and ICE operate; the ability to promptly and effectively integrate the businesses of BKI with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of BKI’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on BKI’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause BKI’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm BKI’s or ICE’s results.

All forward-looking statements attributable to BKI or ICE, or persons acting on BKI’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and BKI and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If BKI or ICE update one or more forward-looking statements, no inference should be drawn that BKI or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding BKI, ICE and factors which could affect the forward-looking statements contained herein can be found in BKI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, ICE will file with the SEC a Registration Statement on Form S-4 to register the shares of ICE Common Stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of BKI that also constitutes a prospectus of ICE. The definitive proxy statement/prospectus will be sent to the stockholders of BKI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BKI, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BKI or ICE through the website maintained by the SEC at http://www.sec.gov or from BKI at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by BKI will be available free of charge by accessing BKI’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.ice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

BKI, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BKI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of BKI and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of BKI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about BKI, the directors and executive officers of BKI and their ownership of BKI Common Stock is also set forth in the definitive proxy statement for BKI’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by BKI with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE Common Stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLACK KNIGHT, INC.

By:	/s/ Kirk T. Larsen
Name: Kirk T. Larsen
Title: Executive Vice President and Chief Financial Officer

Dated: May 5, 2022

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of May 4, 2022,

among

INTERCONTINENTAL EXCHANGE, INC.,

SAND MERGER SUB CORPORATION

and

BLACK KNIGHT, INC.

TABLE OF CONTENTS

		Page
ARTICLE I

The Merger

SECTION 1.01.	The Merger	1
SECTION 1.02.	Closing	1
SECTION 1.03.	Effective Time	1
SECTION 1.04.	Effects of the Merger	2
SECTION 1.05.	Certificate of Incorporation and Bylaws	2
SECTION 1.06.	Directors	2
SECTION 1.07.	Officers	2

ARTICLE II

Effect of the Merger on the Capital Stock of the Constituent Corporations; Exchange Fund; Company Equity Awards

SECTION 2.01.	Effect on Capital Stock	2
SECTION 2.02.	Exchange Procedures and Exchange Fund	6
SECTION 2.03.	Company Equity Awards and Company ESPP	9

ARTICLE III

Representations and Warranties

SECTION 3.01.	Representations and Warranties of the Company	11
SECTION 3.02.	Representations and Warranties of Parent and Sub	27

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01.	Conduct of Business	33
SECTION 4.02.	Solicitation; Change in Recommendation	36

ARTICLE V

Additional Agreements

SECTION 5.01.	Preparation of the Form S-4 and Proxy Statement; Company Stockholders’ Meeting	40
SECTION 5.02.	Access to Information; Confidentiality	42
SECTION 5.03.	Reasonable Best Efforts	42
SECTION 5.04.	Employee Matters	44
SECTION 5.05.	Indemnification, Exculpation and Insurance	45
SECTION 5.06.	Fees and Expenses	47
SECTION 5.07.	Public Announcements	48
SECTION 5.08.	Stockholder Litigation	48
SECTION 5.09.	Debt Financing	49

-i-

-ii-

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 4, 2022, among Intercontinental Exchange, Inc., a Delaware corporation (“Parent”), Sand Merger Sub Corporation, a Delaware corporation and a Subsidiary of Parent (“Sub”), and Black Knight, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of each of the Company and Sub has unanimously approved and declared advisable, and the Board of Directors of Parent has unanimously approved, this Agreement and the merger of Sub with and into the Company, with the Company surviving the merger as a Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Parent has unanimously adopted resolutions approving this Agreement, the Merger, the other Merger Transactions and the Parent Share Issuance;

WHEREAS, the Board of Directors of the Company has resolved to recommend that the stockholders of the Company adopt this Agreement, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, Parent, Sub and the Company intend, for U.S. federal income tax purposes, the receipt of the Merger Consideration in exchange for shares of Company Common Stock pursuant to the Merger to be a fully taxable transaction to the holders of shares of Company Common Stock.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 8:00 a.m., New York City time, on the fifth (5th) Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), unless another time, date or place is agreed to in writing by Parent and the Company; provided that, notwithstanding the foregoing, in no event shall the Closing take place prior to the date that is forty-five (45) days after the date of this Agreement without the prior written consent of Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Parent, Sub and the Company shall file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such date and time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the

DGCL or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL.

SECTION 1.05. Certificate of Incorporation and Bylaws. The certificate of incorporation and bylaws of the Surviving Corporation shall be amended at the Effective Time to be the certificate of incorporation and bylaws, respectively, of Sub as in effect immediately prior to the Effective Time (except (a) as to the name of the Surviving Corporation, which shall be “Black Knight, Inc.”, (b) the provisions of the certificate of incorporation relating to the incorporator of Sub shall be omitted, and (c) changes necessary so that the certificate of incorporation and bylaws shall be in compliance with Section 5.05(a) shall have been made) until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.06. Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

Effect of the Merger on the Capital Stock of the

Constituent Corporations; Exchange Fund;

Company Equity Awards

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Sub or the holder of any shares of Company Common Stock or any shares of capital stock of Parent or Sub:

(a) Capital Stock of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) that is, immediately prior to the Effective Time, owned by the Company, as treasury stock, by any of the Company’s Subsidiaries (for the avoidance of doubt, other than shares of Company Common Stock with respect to the Company ESPP), by Parent or by any of Parent’s Subsidiaries (including Sub) (collectively, the “Excluded Shares”), shall automatically be canceled, shall no longer be outstanding and shall cease to exist, and no consideration shall be delivered in exchange therefor or in respect thereof.

(c) Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including all Company Restricted Stock Awards covered by Section 2.03(a)(i) and shares underlying all Company RSU Awards, but excluding Excluded Shares and, except as provided in Section 2.01(d), the Appraisal Shares) shall be converted into the right, at the election of such share’s holder pursuant to the procedures set forth in Section 2.01(g) and subject to Section 2.01(f), to receive any of the following forms of consideration (the “Merger Consideration”):

(A) for each share of Company Common Stock with respect to which a Stock Election has been validly made and not revoked pursuant to Section 2.01(g) (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) as is equal to the Exchange Ratio (the “Per Share Stock Consideration”);

(B) for each share of Company Common Stock with respect to which a Cash Election has been validly made and not revoked pursuant to Section 2.01(g) (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration; and

(C) for each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been validly made and not revoked pursuant to Section 2.01(g) (collectively, the “Non-Election Shares”), such Per Share Stock Consideration or Per Share Cash Consideration as is determined in accordance with Section 2.01(f).

(D) As used herein:

(1) “Cash Component” shall mean $10,505,000,000.

(2) “Exchange Ratio” shall mean the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Average Parent Stock Price.

(3) “Per Share Cash Consideration” shall mean the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of the Share Ratio multiplied by the Average Parent Stock Price.

(4) “Share Ratio” shall mean 0.1440.

(ii) At the Effective Time, all such shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares of Company Common Stock in book-entry form (each, a “Book Entry Share”)) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be issued or paid in accordance with Section 2.02 and any declared dividends on the Company Common Stock with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder, any dividends or other distributions payable pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable pursuant to Section 2.02(i), without interest, in each case to be issued or paid in consideration therefor in accordance with Section 2.02(b).

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares (the “Appraisal Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then each such Appraisal Share shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such holder of

Appraisal Shares shall thereafter otherwise make a timely Election under this Agreement. If any holder of Appraisal Shares shall have so failed to perfect or has effectively withdrawn or lost such holder’s right to dissent from the adoption of this Agreement after the Election Deadline, each of such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive the Merger Consideration and shall be treated as Non-Election Shares. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

(e) Adjustments to Exchange Ratio. The Merger Consideration (including the Exchange Ratio and the Share Ratio and any similarly dependent item) shall be equitably adjusted to reflect proportionately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of Parent or the Company or of securities convertible into Parent Common Stock or Company Common Stock), cash dividends not permitted by Section 4.01(b)(i), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Parent Common Stock or Company Common Stock with a record date occurring on or after the date hereof and prior to the Effective Time (an “Adjustment Event”); provided, that nothing in this Section 2.01(e) shall be construed to permit any party hereto to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(f) Proration.

(i) Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock to be converted at the Effective Time into the right to receive the Per Share Cash Consideration pursuant to Section 2.01(c) (which, for this purpose, shall be deemed to include the Appraisal Shares determined as of the Effective Time) (the “Cash Conversion Number”) shall be equal to the quotient (rounded down to the nearest whole share) of (A) the Cash Component divided by (B) the Per Share Cash Consideration. All other shares of Company Common Stock (other than Excluded Shares and Appraisal Shares) shall be converted at the Effective Time into the right to receive the Per Share Stock Consideration.

(ii) Within three (3) Business Days after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among the holders of shares of Company Common Stock of the rights to receive the Per Share Cash Consideration and the Per Share Stock Consideration as follows:

(A) if the aggregate number of shares of Company Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Appraisal Shares determined as of the Effective Time) (the “Total Cash Election Number”) exceeds or equals the Cash Conversion Number, then (1) all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and (2) Cash Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Consideration in respect of that number of Cash Election Shares equal to the product of (x) the number of Cash Election Shares held by such holder multiplied by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.01(f)(i), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Per Share Stock Consideration; and

(B) if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration, and the Stock Election Shares and Non-Election Shares shall be treated in the following manner:

(1) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Consideration in respect of that number of Non-Election Shares equal to the product of (x) the number of Non-Election Shares held by such holder multiplied by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.01(f)(i), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Per Share Stock Consideration; or

(2) if the Shortfall Number exceeds the number of Non-Election Shares, then (x) all Non-Election Shares shall be converted into the right to receive the Per Share Cash Consideration and (y) the Stock Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Consideration in respect of that number of Stock Election Shares equal to the product of (x) the number of Stock Election Shares held by such holder multiplied by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.01(f)(i), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Per Share Stock Consideration.

(g) Election Procedures.

(i) Election. Each person who is a holder of a share of Company Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) on the Election Form Record Date shall have the right to submit an Election Form (an “Election”) specifying (A) the number of shares of Company Common Stock, if any, held by such person that such person desires to have converted into the right to receive the Per Share Stock Consideration (a “Stock Election”) and (B) the number of shares of Company Common Stock, if any, held by such person that such person desires to have converted into the right to receive the Per Share Cash Consideration (a “Cash Election”). Holders of record of Company Common Stock who hold such Company Common Stock as nominees, trustees or in other representative capacities may submit a separate Election Form on or before the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Company Common Stock. Parent shall prepare and direct the Exchange Agent to mail an election form (in form and substance reasonably satisfactory to the Company) (the “Election Form”), which shall be mailed thirty (30) days prior to the anticipated Closing Date or on such other date as the Company and Parent shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the fifth (5th) Business Day prior to the Mailing Date (the “Election Form Record Date”). The Election Form shall be used by each holder of shares of Company Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) who wishes to make an Election. The Election Form shall include (1) a form of letter of transmittal (which shall (x) specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares held by such person shall pass, only upon proper delivery of the Certificates or proper surrender of the Book Entry Shares, as applicable, to the Exchange Agent and (y) be in customary form and contain such other provisions as Parent, the Company and the Exchange Agent shall reasonably agree upon prior to the Election Form Record Date), and (2) instructions for use in effecting the surrender of Certificates or Book Entry Shares in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(j) and any cash in lieu of fractional Parent Common Stock payable pursuant to Section 2.02(i).

(ii) New Holders. Parent shall direct the Exchange Agent to promptly make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of shares of Company Common Stock between the Election Form Record Date and the Election Deadline, and the Company and Parent shall use commercially reasonable efforts to provide the Exchange Agent with all information reasonably necessary for it to perform its duties as specified herein.

(iii) Revocations; Exchange Agent. An Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by the Election Deadline, an Election Form properly completed and signed and accompanied by Certificates (unless such shares of Company Common Stock are Book Entry Shares, in which case the holders shall follow the instructions set forth in the Election Form) to which such Election Form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or an appropriate affidavit attesting to the loss, theft, misplacement or destruction, as applicable, of such Certificates and a bond of indemnity, in each case in form reasonably acceptable to the Exchange Agent and Parent or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form; provided, that such Certificates are in fact delivered to the Exchange Agent within five (5) Business Days after the date of execution of such guarantee of delivery). Any holder of shares of Company Common Stock may (A) change such holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form, or (B) revoke such holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of such holder’s Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by the Company and Parent that the Merger has been abandoned and that this Agreement has been terminated. If an Election Form is revoked, the Certificate(s) (or guarantees of delivery, as appropriate), if any, for the shares of Company Common Stock to which such Election Form relates shall be promptly returned to the holder of shares of Company Common Stock submitting the same to the Exchange Agent. As used herein, unless otherwise agreed in advance by Parent and the Company, the “Election Deadline” means 5:00 p.m., New York City time, on a date prior to the Closing Date that Parent and the Company shall agree is as near as practicable to two (2) Business Days preceding the Closing Date. The Company and Parent shall cooperate to issue a joint press release reasonably satisfactory to each of them announcing the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline.

(iv) Determination of Exchange Agent Binding. Subject to the provisions of the Exchange Agency Agreement, the determination of the Exchange Agent shall be binding as to whether an Election shall have been properly made or revoked pursuant to this Section 2.01(g) with respect to shares of Company Common Stock and when Elections and revocations were received by it. Subject to the provisions of the Exchange Agency Agreement, if the Exchange Agent determines that any Election was not properly made with respect to any shares of Company Common Stock, such shares of Company Common Stock shall be treated by the Exchange Agent as Non-Election Shares. Subject to the provisions of the Exchange Agency Agreement, the Exchange Agent also shall make all computations as to the allocation and the proration contemplated by Section 2.01(f), and any such computation shall be conclusive and binding on Parent and the holders of shares of Company Common Stock.

SECTION 2.02. Exchange Procedures and Exchange Fund.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Company (the “Exchange Agency Agreement”). At or prior to the Effective Time, Parent shall deposit, or shall cause Sub to deposit, with the Exchange Agent (i) book-entry shares representing the number of shares of Parent Common Stock sufficient to pay the aggregate Per Share Stock Consideration pursuant to Section 2.01(c), (ii) cash in an amount sufficient to pay the aggregate

Per Share Cash Consideration pursuant to Section 2.01(c) and (iii) cash in an amount sufficient to make all requisite payments of cash in lieu of fractional shares pursuant to Section 2.02(i). In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time on or after the Effective Time, an amount in cash sufficient to pay any dividends or other distributions payable pursuant to Section 2.01(c) and/or Section 2.02(j). The shares of Parent Common Stock and cash deposited with the Exchange Agent are referred to in this Agreement as the “Exchange Fund.”

(b) Exchange Procedures. As promptly as practicable after the Effective Time, but in any event within two (2) Business Days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or one or more Book Entry Shares (other than those holders who have properly completed and submitted, and have not revoked, Election Forms pursuant to Section 2.01(g), which Election Forms shall include a letter of transmittal consistent with this Section 2.02(b)), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares shall pass, only upon proper delivery of the Certificates or surrender of the Book Entry Shares, as applicable, to the Exchange Agent and which shall otherwise be in customary form (including customary provisions with respect to delivery of an “agent’s message” with respect to Book Entry Shares)) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration. Each holder of record of a Certificate or Book Entry Share shall, upon surrender to the Exchange Agent of such Certificate or Book Entry Share, together with such letter of transmittal, duly executed, and such other customary documents as may reasonably be required by the Exchange Agent, and after completion of the proration procedures set forth in Section 2.01(f), be entitled to receive in exchange therefor, as applicable, cash in the amount equal to the aggregate Per Share Cash Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, book-entry shares representing the aggregate Per Share Stock Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, cash in lieu of any fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.01(c) and/or Section 2.02(j), and the Certificate or Book Entry Share so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any fiduciary or surety bonds and any transfer or other similar taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate or Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender, as applicable, cash in the amount equal to the aggregate Per Share Cash Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, book-entry shares representing the aggregate Per Share Stock Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, cash in lieu of any fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.01(c) and/or Section 2.02(j). No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book Entry Shares pursuant to the provisions of this Article II.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable pursuant to Section 2.02(i) paid upon the surrender of Certificates or Book Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book Entry Shares, as applicable. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book Entry Share is presented to the

Surviving Corporation for transfer, it shall be canceled against delivery of the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) to the holder thereof as provided in this Article II.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation for, and Parent and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) pursuant to the provisions of this Article II.

(e) No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, cash, dividends or other distributions from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law. If any Certificate or Book Entry Share shall not have been surrendered prior to the date on which the related Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) would escheat to or become the property of any Governmental Entity, any such Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that, unless otherwise agreed in the Exchange Agency Agreement, such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available) and, in any such case, no instrument or investment shall have a maturity exceeding three (3) months. Any interest and other income resulting from such investments shall be paid solely to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall or shall cause Sub to promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates or Book Entry Shares to receive the Merger Consideration as provided herein.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond or surety in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i).

(h) Withholding Rights. Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or any holder of a Company Restricted Stock Award or Company RSU Award or any participant in the Company ESPP, such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law. For the avoidance of doubt, withholding with respect to the total amount of consideration paid hereunder may be made (x) from the aggregate Per Share Cash Consideration or (y) in part from the aggregate Per Share Cash Consideration and in part from the aggregate Per Share Stock Consideration (valuing the Parent Common Stock based on the Average Parent Stock Price); provided, however, that to the extent withholding is made in part from the aggregate Per Share Cash Consideration and in part from the aggregate Per Share Stock Consideration, the withholding shall be made ratably from the aggregate Per Share Cash Consideration and the aggregate Per Share Stock Consideration, except as required by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(i) No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or upon the conversion of Book Entry Shares, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each holder of shares of Company Common Stock who otherwise would have been entitled to a fraction of a share of shares of Parent Common Stock shall receive in lieu thereof cash (rounded to the nearest cent) equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock formerly represented by all Certificates surrendered by such holder and all Book Entry Shares formerly held by such holder that are converted) would otherwise be entitled by (B) the Average Parent Stock Price. The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares.

(j) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book Entry Share with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.02(i), in each case until the holder of such Certificate or Book Entry Share shall have surrendered such Certificate or Book Entry Share in accordance with this Article II. Following the surrender of any Certificate or Book Entry Share, there shall be paid to the holder of the Certificate or Book Entry Share representing shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(i) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

SECTION 2.03. Company Equity Awards and Company ESPP.

(a) As soon as reasonably practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plan or the Company ESPP) shall adopt such resolutions as may be required to provide that:

(i) immediately prior to the Effective Time, each award in respect of a share of Company Common Stock that is subject to vesting, repurchase or other lapse restriction (a “Company Restricted Stock Award”)

granted pursuant to the Company’s Amended and Restated 2015 Omnibus Incentive Plan (the “Company Stock Plan” ) that is then outstanding and was granted (A) prior to the date of this Agreement and granted under a form of award that provides for full accelerated vesting upon a change of control (or term of similar import) of the Company and not contingent on any other event pursuant to its current terms or (B) to a non-employee member of the Board of Directors of the Company shall, automatically and without any required action on the part of the holder thereof, accelerate and vest in full and become free of restrictions as of the Effective Time and be deemed settled for a number of shares of Company Common Stock equal to the number of shares of Company Common Stock underlying such Company Restricted Stock Award (with, in the case of any such Company Restricted Stock Award that is subject to performance-based vesting, each applicable “Performance Restriction” deemed satisfied) less the number of shares (rounded to the nearest whole number of shares) with a value equal to the applicable tax withholding. At the Effective Time, such vested and settled Company Restricted Stock Awards shall be canceled and converted into the right to receive the Merger Consideration (the “Company Restricted Stock Award Consideration”) in accordance with Section 2.01(c) through Section 2.01(g). For the avoidance of doubt, the Company Restricted Stock Award Consideration shall be paid out of the Exchange Fund in accordance with Section 2.02, without interest, and any dividends accrued pursuant to the terms of any Company Restricted Stock Award that is outstanding immediately prior to the Effective Time and that are unpaid as of the Effective Time shall be paid in cash, without interest, by the Company to the holder thereof as promptly as practicable following, but in no event later than ten (10) Business Days after, the Effective Time in accordance with the Company’s payroll procedures;

(ii) at the Effective Time, each Company Restricted Stock Award granted pursuant to the Company Stock Plan that is then outstanding and that is not covered by Section 2.03(a)(i) shall, automatically and without any required action on the part of the holder thereof, be assumed and converted into a restricted share of Parent Common Stock (a “Converted Restricted Stock Award”) with the same terms and conditions as were applicable to such Company Restricted Stock Award immediately prior to the Effective Time (except that, in the case of any such Company Restricted Stock Award that is subject to performance-based vesting, each applicable “Performance Restriction” shall be deemed satisfied and such award will become a time-based award) and relating to the number of shares of Parent Common Stock equal to the product of (x) a number of shares of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time and (y) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Parent Common Stock; and

(iii) immediately prior to the Effective Time, each time-based restricted stock unit award in respect of a share of Company Common Stock (a “Company RSU Award”) granted under the Company Stock Plan that is then outstanding shall, automatically and without any required action on the part of the holder thereof, accelerate and vest in full and be deemed settled for a number of shares of Company Common Stock equal to the number of shares of Company Common Stock underlying such Company RSU Award. At the Effective Time, such shares of Company Common Stock that are deemed issued shall be canceled and converted into the right to receive the Merger Consideration (the “Company RSU Award Consideration”) in accordance with Section 2.01(c) through Section 2.01(g). For the avoidance of doubt, the Company RSU Award Consideration shall be paid out of the Exchange Fund in accordance with Section 2.02, without interest, and, any dividend equivalents accrued pursuant to the terms of any Company RSU Award that is outstanding immediately prior to the Effective Time and that are unpaid as of the Effective Time shall be paid in cash, without interest, by the Company to the holder thereof as promptly as practicable following, but in no event later than ten (10) Business Days after, the Effective Time in accordance with the Company’s payroll procedures.

(b) With respect to the Company’s Employee Stock Purchase Plan, as amended and restated as of December 5, 2019 (the “Company ESPP”): (i) each participant’s accumulated Participant Contributions (as such term is defined in the Company ESPP) shall be used to purchase shares of Company Common Stock no later than immediately prior to the Effective Time in accordance with the terms of the Company ESPP; provided, that any Participant Contributions to a participant’s Account as of immediately prior to the Effective Time that are insufficient to purchase one whole share of Company Common Stock immediately prior to the Effective Time shall be distributed in cash to such participant as promptly as practicable following, but in no event later than ten (10) Business Days after, the Effective Time, (ii) the shares of Company Common Stock purchased thereunder shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (which shall be paid out of the Exchange Fund in accordance with Section 2.02, without interest), and (iii) all Matching Credits (as such term is defined in the Company ESPP) that would be allocated to each participant’s Account (as such term is defined in the Company ESPP) assuming that the participant remained an Eligible Person (as such term is defined in the Company ESPP) through each Matching Date (as such term is defined in the Company ESPP), without regard to the occurrence of the annual anniversary of each applicable Quarter End (as such term is defined in the Company ESPP), for all Participant Contributions (as such term is defined in the Company ESPP) prior to the Effective Time, and disregarding the Holding Period Requirement (as such term is defined in the Company ESPP) and any other applicable restrictions or limitations, shall be credited (or deemed credited) on an accelerated basis immediately prior to the Closing Date and distributed in cash to such participant as promptly as practicable following, but in no event later than ten (10) Business Days after, the Effective Time. The Company shall cause the Company ESPP to terminate as of the Effective Time.

(c) Promptly following the Effective Time, Parent shall file a post-effective amendment to the Form S-4 or an effective registration statement on Form S-8 (or any successor form or other appropriate form) with respect to the shares of Parent Common Stock subject to the Converted Restricted Stock Awards, as required. Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or statements for so long as such Converted Restricted Stock Awards remain outstanding.

ARTICLE III

Representations and Warranties

SECTION 3.01. Representations and Warranties of the Company. Except (i) as disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) since January 1, 2021 by the Company and publicly available prior to the date of this Agreement (collectively, the “Company Filed SEC Documents”) (excluding any risk factor disclosures and other cautionary or forward-looking statements, in each case that are not statements of historical fact) or (ii) as set forth in the Company Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other Section or subsection), the Company represents and warrants to Parent and Sub as follows:

(a) Organization, Standing and Corporate Power. Each of the Company and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate, company or partnership power and authority to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent prior to the execution of this Agreement a true and complete copy of the Second Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”) and the comparable organizational documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter lists, as of the date of this Agreement, (i) each Subsidiary of the Company, (ii) each other person in which the Company owns, directly or indirectly, any equity interest and (iii) the type, amount and percentage outstanding of each equity security so owned and the jurisdiction of organization thereof. All of (x) the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company and (y) to the Knowledge of the Company, the outstanding shares of capital stock, or other equity interests, in any other person owned, directly or indirectly, by the Company have, in all cases, been validly issued and are fully paid and nonassessable, and are owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens. Except for its interests in its Subsidiaries and as otherwise set forth on Section 3.01(b) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any person.

(c) Capital Structure. The authorized capital stock of the Company consists of 550,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on April 29, 2022, (i) (A) 155,966,301 shares of Company Common Stock were issued and outstanding (which number includes 1,489,909 Company Restricted Stock Awards) and (B) 4,074,297 shares of Company Common Stock were held by the Company in its treasury, (ii) 8,048 shares of Company Common Stock were subject to outstanding Company RSU Awards, and (iii) no shares of Company Preferred Stock were issued or outstanding or held by the Company in its treasury. Except as set forth above, at the close of business on April 29, 2022, no shares of capital stock or other voting securities of the Company were issued or outstanding. Since April 29, 2022 to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than shares issued in respect of the Company ESPP or pursuant to the vesting and settlement of Company equity awards, in each case in the ordinary course of business, and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock, except for rights pursuant to the Company ESPP. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement and the Company ESPP or as otherwise set forth above, as of April 29, 2022, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (1) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exchangeable for any capital stock of or other equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (2) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (3) that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of the Company or any such Subsidiary, other than as described above pursuant to the Company Stock Plan.

(d) Authority; Noncontravention.

(i) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger Transactions, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Board of Directors of the Company duly, validly and unanimously adopted resolutions (A) approving and declaring advisable this Agreement, the Merger and the other Merger Transactions, (B) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Merger Transactions on the terms and subject to the conditions set forth herein, (C) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (D) recommending that the stockholders of the Company adopt this Agreement (the “Company Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created in connection with the Debt Financing or otherwise from any action taken by Parent or Sub or any of their respective Affiliates), any provision of (A) the Company Certificate of Incorporation, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any contract, license, lease, sublease, indenture, note, bond mortgage or other legally binding agreement, instrument or obligation, whether written or unwritten, that is in force and effect (a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or (2) any statute, law, ordinance, rule, regulation, common law, code, injunction, order, judgment, ruling, decree, writ, governmental guideline or interpretation having the force of law or permit or regulation of any Governmental Entity (collectively, “Law”), in each case applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect or (y) prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state, local or foreign government, any court of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental agency, commission, branch or authority or other governmental entity or body (each, a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other Transactions, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (II) the filing with the SEC of (x) the Proxy Statement and the Form S-4 and (y) such reports under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required under the rules and regulations of the New York Stock Exchange, (V) any filings required by and receipt of any applicable consents or approvals from any Governmental Entity set forth on Section 3.01(d)(ii) of the Company Disclosure Letter and (VI) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect or (y) prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions.

(e) SEC Documents; Financial Statements.

(i) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished by the Company since January 1, 2020 (the “SEC Documents”). No Subsidiary of the Company is required to file any report, schedule, form, statement, prospectus, registration statement or other document with the SEC. As of their respective dates of filing, or, in the case of SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, the SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date hereof, none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. The Company has made available to Parent all material correspondence with the SEC since January 1, 2020 and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company Filed SEC Documents and, to the Knowledge of the Company, as of the date of this Agreement, none of the Company Filed SEC Documents is the subject of any ongoing review by the SEC.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments, none of which adjustments are expected to be material).

(iii) Since January 1, 2020, subject to any applicable grace periods, the Company has been and is in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and (B) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, except in each case for any such noncompliance that has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv) (A) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (B) the Company has disclosed since January 1, 2020, to the Company’s auditors and the audit committee of the Company’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from January 1, 2020 to the date of this Agreement. The Company’s principal executive officer and principal financial officer have made, with respect to the SEC Documents, all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. The Company has not identified any material weaknesses in the design or operation of the internal controls over financial reporting. Neither the Company nor any of the Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.

(v) Except (A) as reflected, accrued or reserved against in the Company’s consolidated balance sheet as of December 31, 2021 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2021, (B) for liabilities or obligations incurred in the ordinary course of business since December 31, 2021, and (C) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, other than those which, individually or in the aggregate, (x) have not had and would not reasonably be expected to have a Material Adverse Effect and (y) would not reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions.

(f) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (B) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Sub. The Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the Exchange Act.

(g) Absence of Certain Changes or Events. Since December 31, 2021 through the date of this Agreement:

(i) there has not been any change, effect, event, occurrence or state of facts that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions;

(ii) the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business consistent with past practice; and

(iii) neither the Company nor any of its Subsidiaries has taken or omitted to take any action that, if taken following the execution hereof and prior to the Closing, would require the consent of Parent pursuant to Section 4.01(a)(iii), (v), (xi), (xii), (xiv), (xv), (xix), (xx) or (xxi).

(h) Litigation. There is no suit, action, claim, arbitration, mediation or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions. There is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other injunction, order, judgment, ruling, decree, regulatory restriction, writ or enforcement action issued by, or is a party to any written commitment letter or similar undertaking to, or is subject to any directive by, or has been since January 1, 2020, a recipient of any supervisory letter from, or has been ordered to pay any material civil money penalty by, or since January 1, 2020, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity (each, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2020 by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement, except, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2020, neither the Company nor any of its Subsidiaries has received any notice alleging any non-compliance or violations of Law from, or any notice of any actual or pending investigations by, any Governmental Entity, that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(i) Contracts. Section 3.01(i) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i) each Contract (other than any Company Benefit Plan or Company Benefit Agreement set forth in Section 3.01(l)(i) of the Company Disclosure Letter) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract to which the Company or any of its Subsidiaries is a party that materially restricts the ability of the Company or any of its Subsidiaries to engage or compete in any business or to compete with any person in any geographical area;

(iii) each loan and credit agreement, note, debenture, bond, indenture and other similar Contract that relates to any Indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount outstanding, and each letter of credit issued for the account of the Company or any of its Subsidiaries in a face amount, in each case in excess of $10 million, other than any such Contract between or among any of the Company and any of its Subsidiaries;

(iv) each master services or similar master Contract to which the Company or any of its Subsidiaries is a party with any of the 10 largest vendors, suppliers or service providers of the Company (on a consolidated basis and based on the aggregate amount of expenditures made by the Company and its Subsidiaries to such vendor, supplier or service provider for the year ended December 31, 2021);

(v) each master services or similar master Contract to which the Company or any of its Subsidiaries is a party with any of the 10 largest customers of each of the Company’s four business divisions ((1) data & analytics, (2) Optimal Blue, (3) servicing technologies and (4) origination technologies) (on a consolidated basis and based on revenue for the year ended December 31, 2021) (each, a “Material Customer” );

(vi) each Contract to which the Company or any of its Subsidiaries is a party for the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets (A) for, in each case, aggregate consideration of more than $10 million that was entered into after January 1, 2020 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $5 million after the date hereof, except in each case of clauses (A) and (B), for acquisitions and dispositions of properties and assets in the ordinary course of business (including acquisitions of supplies and acquisitions and dispositions of inventory);

(vii) each Contract providing for any license granted (A) by a third party to the Company or any of its Subsidiaries for Material Intellectual Property, other than (x) licenses of Open Source Software or (y) non-exclusive “click-through”, “shrink-wrapped” or other commercially available off-the-shelf Software, or (B) by the Company or any of its Subsidiaries of Material Intellectual Property or any other Intellectual Property material to the Company or any of its Subsidiaries, in each case, to any third party, other than non-exclusive licenses granted to end users in the ordinary course of business;

(viii) each Contract under which there will be an acceleration of any payments upon the consummation of the Merger, where such acceleration of payments would, either individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(ix) each Contract of the Company or any of its Subsidiaries that is a joint venture or partnership agreement related to the formation, creation, operation or management of any joint venture or material partnership;

(x) each Contract of the Company or any of its Subsidiaries that grants any right of first refusal or right of first offer or similar right with respect to any assets or businesses of the Company and its Subsidiaries;

(xi) each Contract of the Company or any of its Subsidiaries that contains a “most favored nation” or other similar term providing preferential pricing or treatment to a third party; and

(xii) each Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) through (xii) above is referred to herein as a “Specified Contract.” Each of the Specified Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no default under any Specified Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case, except for such defaults and events as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, from January 1, 2021 through the date hereof, (i) none of the Company or any of its Subsidiaries has received any notice from or on behalf of any Material Customer indicating that such Material Customer intends to terminate, or not renew, any Contract, or to materially reduce its volume of business, with the Company or any of its Subsidiaries, (ii) none of the Company or any of its Subsidiaries is actively engaged in any material dispute with any Material Customer and (iii) no event has occurred that would have an adverse impact, in any material respect, on the Company’s or any of its Subsidiaries’ relations with any Material Customer.

(j) Compliance with Laws.

(i) Each of the Company and its Subsidiaries is (and since January 1, 2020 or, if later, its respective date of formation or organization, has been) in compliance with all Laws applicable to its business or operations and all internal and posted policies related to the data privacy of third parties (including customers and clients of the Company and its Subsidiaries), except for such noncompliance that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each of the Company and its Subsidiaries has (and since January 1, 2020 or, if later, its respective date of formation or organization, has had) in effect all approvals, authorizations, registrations, licenses, exemptions, permits, franchises, tariffs, grants, easements, variances, exceptions, certificates, orders and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to own, lease and operate their properties and assets and to conduct their business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and, to the Knowledge of the Company, no suspension or cancellation of any Authorization is pending or threatened, except where such violation, breach, default, suspension or cancellation would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Authorization (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material

Adverse Effect. This Section 3.01(j) does not relate to environmental matters, which are the subject of Section 3.01(q), labor and employment matters, which are the subject of Section 3.01(k), employee benefit matters, which are the subject of Section 3.01(l), and tax matters, which are the subject of Section 3.01(m).

(ii) Since January 1, 2020, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries have complied with and are not in violation under or otherwise to the Knowledge of the Company being investigated related to the Bank Service Company Act or any applicable Laws related to consumer protection (including any regulations promulgated by the Consumer Financial Protection Bureau) or to the privacy and security of data or information that constitutes personal data or personal information.

(iii) (A) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2020, none of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar anti-corruption Law, (iv) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other similar unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, and (B) none of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

(k) Labor and Employment Matters. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement and, to the Knowledge of the Company, there are not any union organizing activities concerning any employees of the Company or any of its Subsidiaries and (ii) there are no labor strikes, slowdowns, work stoppages or lockouts pending or, to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries, in each case of clauses (i) and (ii), as of the date of this Agreement and, following the date of this Agreement that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect. The Company is in compliance with all applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, other than instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries have not closed any plant or facility or effectuated any layoffs of employees since January 1, 2020 without complying in all material respects with all applicable Laws, including the Worker Adjustment and Retraining Notification Act (and any similar state or local statutes, rules or regulations).

(l) Employee Benefit Matters.

(i) Section 3.01(l)(i) of the Company Disclosure Letter sets forth a complete and accurate list of (x) each material Company Benefit Plan and (y) each Company Benefit Agreement with an individual with annual target cash compensation in excess of $350,000, in each case, in effect as of the date of this Agreement. With respect to each such Company Benefit Plan and such Company Benefit Agreement, the Company has made available to Parent complete and accurate copies of (A) such Company Benefit Plan or Company Benefit Agreement, including any amendment thereto, (B) each trust, insurance, annuity or other funding Contract related thereto, (C) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (D) the most recent Internal Revenue Service determination letter, (E) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (F) the most recent summary plan description, if any, with respect thereto.

(ii) Except for instances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) each Company Benefit Plan and Company Benefit Agreement (and any related trust or other funding vehicle) has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, (B) no event has occurred and, to the Knowledge of the Company, no condition exists that would subject the Company or any of its Subsidiaries, either directly or indirectly by reason of their affiliation with any Commonly Controlled Entity, to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations, (C) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan and (D) each of the Company and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Company Benefit Plans and Company Benefit Agreements.

(iii) With respect to any Company Benefit Plan and Company Benefit Agreement, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are, to the Knowledge of the Company, pending or threatened relating to or otherwise in connection with such Company Benefit Plan or Company Benefit Agreement, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA and (B) to the Knowledge of the Company, no administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity is pending or threatened that, in each of clauses (A) or (B), are or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(iv) None of the Company, any of its Subsidiaries or any Commonly Controlled Entity has, within the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan (as defined in Section 4001 of ERISA). Neither the Company, its Subsidiaries nor any Commonly Controlled Entity has, within the past six years, sponsored or contributed to, or has or had any liability or obligation in respect of, any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(v) The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Laws), except for any liabilities that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(vi) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has been operated in compliance in all material respects with Section 409A of the Code and associated Internal Revenue Service and Treasury Department guidance.

(vii) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service and, to the Knowledge of the Company, as of the date of this Agreement, (A) no revocation of any such determination letter has been threatened in writing (B) and nothing has occurred and no circumstance exists, whether as a result of any action, any failure to act or otherwise, that would reasonably be expected to cause the loss of such qualification.

(viii) Except as otherwise expressly provided in this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or material benefits or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement, (C) limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or Company Benefit Agreement, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Company Benefit Plan or Company Benefit Agreement or (E) give rise to the payment of any amount that would subject any person to Section 4999 of the Code.

(ix) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any direct or indirect material liability, whether absolute or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(m) Taxes.

(i) Each of the Company and its Subsidiaries has filed or has caused to be filed all material tax returns required to be filed by it (or requests for extensions, which requests have been granted and have not expired), and all such returns are complete and accurate in all material respects. Each of the Company and its Subsidiaries has either paid or caused to be paid all material taxes due and owing by the Company and its Subsidiaries, whether or not shown on such tax returns, or the most recent financial statements contained in the Company Filed SEC Documents reflect an adequate reserve (excluding any reserves for deferred taxes), if such a reserve is required by GAAP, for all material taxes payable by the Company and its Subsidiaries, for all taxable periods and portions thereof ending on or before the date of such financial statements.

(ii) No deficiencies, audit examinations, refund litigation, proposed adjustments or matters in controversy for any material taxes (other than (x) taxes that are not yet due and payable or (y) for amounts being contested in good faith and for which a reserve has been established in accordance with GAAP on the most recent financial statements contained in the Company Filed SEC Documents) have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which have not been settled and paid. All assessments for material taxes due and owing by the Company or any of its Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid. There is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending the period of assessment or collection of any material taxes.

(iii) No written claim has been made in the past three (3) years by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries do not file income tax returns that the Company or its applicable Subsidiary is or may be subject to income tax by, or required to file income tax returns in, such jurisdiction.

(iv) No claim for indemnification has been made, and to the Knowledge of the Company no claim or claims that are material (individually or in the aggregate) are expected, in each case, under section 2.4 of the Tax Matters Agreement. To the Knowledge of the Company, (A) neither the Company nor any of its Subsidiaries has taken any “New Black Knight Disqualifying Action” as defined in the Tax Matters Agreement and (B) the Company has not received notice from any person (including a Governmental Entity) asserting a failure of the “Tax-Free Status of the Transactions” as defined in the Tax Matters Agreement.

(v) There are no material tax Liens upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(vi) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(vii) No private letter rulings, technical advice memoranda or similar rulings have been entered into or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries that are binding on such entity in respect of any taxable year for which the statute of limitations has not yet expired.

(viii) Neither the Company nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income tax return (other than the group of which they are currently members and the common parent of which is the Company), or (B) has any liability for the taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by Contract or otherwise.

(ix) All material taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to the Company or its Subsidiaries have been timely withheld, collected or deposited and paid to the relevant Governmental Entity. The Company and its Subsidiaries have complied in all material respects with all tax-related information reporting requirements.

(x) The Company and its Subsidiaries (A) have collected all material sales and use taxes (determined both individually and in the aggregate) required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate governmental authorities, or have been furnished properly completed exemption certificates and (B) have maintained in all material respects such records and supporting documents in the manner required by all applicable sales and use tax statutes and regulations.

(xi) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any tax allocation or sharing Contract or any Contract that obligates it to make any payment computed by reference to the taxes, taxable income or taxable losses of any other person (other than (A) customary tax indemnifications contained in Contracts the primary purpose of which does not relate to taxes and (B) Contracts solely among the Company and its Subsidiaries).

(xii) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period made prior to the Closing, (B) transfer of intangible property prior to the Closing that is subject to Section 367(d) of the Code, (C) installment sale or open transaction disposition made prior to the Closing or (D) prepaid amount received prior to the Closing, except, in the case of (C) or (D), in the ordinary course of business consistent with past practice.

(xiii) Neither the Company nor any of its Subsidiaries has agreed or is required to make any material adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party prior to the Closing and neither the Company nor any of its Subsidiaries has any knowledge that the IRS has proposed any such adjustment or change in accounting method, nor has any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries.

(xiv) Neither the Company nor any of its Subsidiaries has any liability to make payments pursuant to Section 965(h) of the Code.

(xv) From January 1, 2020 to the date of this Agreement, none of Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(xvi) Neither the Company nor any of its Subsidiaries has (i) deferred any material liability for (a) “applicable employment taxes” under Section 2302 of the CARES Act, the American Rescue Plan Act or

similar Law or executive order of the President of the United States or (b) “applicable taxes” under IRS Notice 2020-65; or (ii) claimed any material tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020, Section 2301 of the CARES Act, the American Rescue Plan Act or similar Law or executive order of the President of the United States that, in each case of clause (i) or (ii), would result in a material payment obligation after the date hereof.

(xvii) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(xviii) The term “taxes” means all income, profits, capital gains, goods and services, branch, payroll, unemployment, windfall profits, franchise, gross receipts, capital, net worth, sales, use, withholding, value added, ad valorem, registration, employment, social security, disability, occupation, real property, personal property (tangible and intangible), stamp, transfer (including real property transfer or gains), conveyance, severance, production, excise, withholdings, duties, levies, imposts, license, registration and other taxes (including any penalties and additions to any such taxes and interest thereon) imposed by any Governmental Entity. The term “tax return” means any return, statement, report, form or filing, including in each case any amendments, schedules or attachments thereto, required to be filed with any Governmental Entity in respect of taxes.

(n) Title to Properties.

(i) Section 3.01(n)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all real property owned by the Company and its Subsidiaries (individually, an “Owned Real Property”).

(ii) Section 3.01(n)(ii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all material leases of real property (the “Real Property Leases”) under which the Company or any of its Subsidiaries is a tenant or a subtenant (individually, a “Leased Real Property”).

(iii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or a Subsidiary of the Company has good and valid fee title to each Owned Real Property, in each case free and clear of all Liens and defects in title, except for (A) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice, (B) Liens for taxes, assessments and other governmental charges and levies that are not due or payable or that may thereafter be paid without interest or penalty and for which adequate reserves have been established in accordance with GAAP, (C) Liens affecting the interest of the grantor of any easements benefiting Owned Real Property, (D) Liens (other than liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as presently conducted, and (E) zoning, building and other similar codes and regulations (collectively, “Permitted Liens”).

(iv) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or a Subsidiary of the Company has a good and valid title to a leasehold estate in each Leased Real Property, all Real Property Leases are in full force and effect, and neither the Company nor any of its Subsidiaries that is party to such leases has received or given any written notice of any material default thereunder which default continues on the date of this Agreement.

(v) The Company has made available to Parent true and complete copies of the Real Property Leases.

(o) Intellectual Property.

(i) Section 3.01(o)(i) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all (A) registered Intellectual Property owned by the Company or any of its Subsidiaries and (B) Intellectual Property licensed and material to the business of the Company or its Subsidiaries. The Intellectual Property set forth in Section 3.01(o)(i) of the Company Disclosure Letter is referred to as the “Material Intellectual Property”. Section 3.01(o)(i) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all jurisdictions in which any such Material Intellectual Property owned by the Company or any of its Subsidiaries is registered or registrations have been applied for and all registration and application numbers. The registrations for the Material Intellectual Property have not expired (except, at the Closing, for such Material Intellectual Property that may expire, lapse or be abandoned as may be permitted pursuant to Section 4.01) and, to the Knowledge of the Company, the Material Intellectual Property is subsisting, valid and enforceable. The Company or one of its Subsidiaries is the sole and exclusive owner of all owned Material Intellectual Property and all other material Intellectual Property owned by the Company or any of its Subsidiaries, and has the legally enforceable right to use all licensed Material Intellectual Property, free and clear of all Liens, except for Permitted Liens and subject to the terms of, including use restrictions in, the license agreements relating to any licensed Material Intellectual Property.

(ii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company or any of its Subsidiaries has granted any license relating to any Technology that is owned by or licensed to the Company or its Subsidiaries and material to the conduct of their business or Material Intellectual Property, or the marketing or distribution thereof, except for non-exclusive licenses to end-users in the ordinary course of business.

(iii) The operations and activities of the Company and its Subsidiaries (including the manufacturing, import, export, use, marketing, sale, distribution or provision of the products and services) do not infringe, misappropriate or otherwise violate, and, since January 1, 2019, have not infringed, misappropriated or otherwise violated, the Intellectual Property of any third party, except for any such infringement, misappropriation or violation that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) no claims are pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries by any person with respect to the ownership, validity or enforceability of any Material Intellectual Property or any other Intellectual Property owned by the Company or any of its Subsidiaries, and (B) since January 1, 2019 (or its date of formation, if later) to the date of this Agreement, none of the Company or any of its Subsidiaries has received any written communication alleging that the Company or any of its Subsidiaries infringed, misappropriated or violated any rights relating to Intellectual Property of any person (including cease and desist letters or invitations to take a patent license).

(iv) The Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain the Material Intellectual Property and the other material Intellectual Property of the Company and its Subsidiaries and, to the Knowledge of the Company, there has been no unauthorized access to or use of any Material Intellectual Property or other material Intellectual Property owned by the Company or any of its Subsidiaries, except for any known unauthorized access to or use that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(v) Neither the Company nor any of its Subsidiaries (i) has disclosed or granted to any person the current or contingent right to access, possess or use any material proprietary source code, (ii) is currently a party to any source code escrow Contract requiring the deposit of source code of any material proprietary Software or providing for access by any person to same, or (iii) has incorporated “open source,” or other Software having similar licensing or distribution models (including Software licensed pursuant to any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla License, Berkeley Software

Distribution License, Open Source Initiative License or MIT, or Apache licenses) (“Open Source”) in, or used Open Source in connection with any material proprietary Software (or derived any material proprietary Software from any Open Source), in a manner that (A) would subject any material proprietary source code to the terms of an Open Source license, (B) requires the contribution, licensing, provision or public disclosure to any person of any material proprietary source code or (C) imposes material limitations on the Company or its Subsidiaries’ right to require royalty payments with respect to, or restricts further distribution of, such material proprietary Software.

(vi) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (A) the IT Assets of the Company and its Subsidiaries are sufficient for the operation of the business of the Company and its Subsidiaries, and do not contain any material disabling codes or instructions, drop dead devices, “time locks”, “time bombs”, “Trojan horses”, “back doors”, “trap doors”, “worms”, viruses or other Software routines or hardware components that (1) disrupt, harm or adversely affect the functionality of any such IT Asset or (2) enable or assist any third person to access without authorization any such IT Asset, and (B) since January 1, 2019, to the Knowledge of the Company, no person has gained unauthorized access to, or unauthorized use of, any of the IT Assets of the Company or any of its Subsidiaries in a manner compromising the security of the Company’s or any of its Subsidiaries’ businesses and there has been no failure of any such IT Asset that has resulted in a material disruption to the business of the Company or any of its Subsidiaries.

(vii) “Intellectual Property” means all intellectual property rights and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: (A) any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application, or equivalent patent right in inventions; (B) any trademark, trademark registration, trademark application, service mark, trade name, business name, or brand name; (C) any copyright or work of authorship (including rights in databases or Software as a work of authorship); (D) internet domain names; and (E) trade secrets and rights in know-how, data, formula, and any other confidential or proprietary business or technical information, in each case that derives independent value, whether actual or potential, from not being known to other persons.

(viii) “IT Assets” means Software, computers, firmware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

(ix) “Technology” means all trade secrets, confidential information, inventions whether patentable or not, formulae, processes, procedures, research records, records of inventions, test information, data, Software, technology and know-how; data exclusivity; product and regulatory files; and market surveys and marketing information.

(x) “Software” means all software, computer programs, operating systems, tools, data and databases, interfaces, firmware, modules, algorithms and routines (in both source code and object code form) and all documentation and materials relating to any of the foregoing.

(p) Data Protection.

(i) The Company and its Subsidiaries (i) are and have been in compliance with all applicable Laws, contractual obligations, and internal and external policies, in each case to the extent relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of Personal Data and (ii) have maintained commercially reasonable policies, procedures, and security safeguards (including organizational, physical, administrative and technical safeguards) regarding data privacy and security designed to protect confidential information, including Personal Data, controlled by or on behalf of the business of the Company and its Subsidiaries against unauthorized loss damage, access, use, or modification, except for and non-compliance or failure to maintain that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(ii) Except as (x) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (y) would not reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger or the other Transactions, there are no claims pending or, to the Knowledge of the Company, threatened, against, or any audit or investigations by any Governmental Entity involving, the Company or any of its Subsidiaries relating to the security, collection or use of Personal Data, and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to any of the foregoing.

(iii) “Personal Data” means any information that identifies an individual person, including any information that is defined as “personal data”, “personally identifiable information”, “personal information”, “protected health information” or “sensitive personal information” under any applicable Law.

(q) Environmental Matters.

(i) Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) each of the Company and its Subsidiaries is (and has been since January 1, 2020, or, if later, its respective date of formation or organization) in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company is in violation of, or has any liability under, any Environmental Law, (B) each of the Company and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, and all such Authorizations are valid and in good standing, (C) there are no suits, actions or proceedings pursuant to any Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (D) Hazardous Materials are not, except in compliance with Environmental Law or as used in the ordinary course of business, being used or stored by the Company or any of its Subsidiaries at or on, and there have been no releases or threatened releases of Hazardous Materials at or on, any location, including at or on any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, in each of the above cases, in a manner that would reasonably be expected to give rise to a claim against the Company or any of its Subsidiaries under applicable Environmental Laws (excluding, with respect to currently or formerly leased properties, claims for which none of the Company and any of its Subsidiaries are or would be responsible under the terms of the relevant lease) and (E) neither the Company nor any of its Subsidiaries has contractually assumed, or provided indemnification against, any liability or obligation of any other person under or relating to Environmental Laws (except as provided in leases for real property) that would reasonably be expected to give rise to a claim by such person against the Company or any of its Subsidiaries.

(ii) The term “Environmental Law” means any Law relating to pollution or protection of the environment or natural resources, including ambient air, soil, surface water or groundwater, natural resources or, as it relates to the exposure to hazardous or toxic materials, human health or safety.

(iii) The term “Hazardous Materials” means any substance, waste or material defined or regulated as hazardous, acutely hazardous or toxic or that could reasonably be expected to result in liability under any applicable Environmental Law currently in effect, including petroleum, petroleum products, pesticides, dioxin, polychlorinated biphenyls, asbestos and asbestos-containing materials.

(r) Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the insurance policies (including programs of self-insurance) that are owned or held by the Company or its Subsidiaries (the “Company Insurance Policies”) provide insurance in such amounts and against such risks as is sufficient to: (A) comply with applicable Law; (B) satisfy any requirements to purchase insurance under any Contracts; and (C) conduct the business of the Company and its Subsidiaries in the ordinary course in all material respects; (ii) all Company Insurance Policies are in full force and effect; (iii) neither the Company nor any of its Subsidiaries is in breach of, or default under, any Company Insurance Policy, and there is no existing event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under any Company Insurance Policy; (iv) since January 1, 2020, no written notice of cancellation or termination, or any indication of an intention not to renew, has been received with respect to any Company Insurance Policy, other than in connection with ordinary renewals; and (v) all premiums due and payable on the Company Insurance Policies have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date and other than any nonpayments within any applicable grace period). To the Knowledge of the Company, (i) except in connection with ordinary renewals of existing Company Insurance Policies, there is no material premium increase pending with respect to any Company Insurance Policy, (ii) since January 1, 2020, the Company and its Subsidiaries have not failed to give notice under any applicable or potentially applicable Company Insurance Policies for all known incidents that occurred before the date hereof, unless such failure would not reasonably be expected to prevent or materially impair the Company’s or any of its Subsidiaries’ ability to recover under such Company Insurance Policies in respect of such incidents, and (iii) there is no material claim pending under any Company Insurance Policy as to which coverage has been denied by the underwriters of such policies (it being understood that a reservation of rights or similar notice by an insurer does not constitute a denial), in each case of clauses (i), (ii) and (iii) that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(s) Voting Requirements. Assuming the accuracy of the representations and warranties set forth in Section 3.02(i), the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve the Merger Transactions.

(t) State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.02(i), the approval of the Board of Directors of the Company of this Agreement, the Merger and the other Merger Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Merger Transactions, the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Merger Transactions, and no other state takeover statute applies to this Agreement, the Merger or the other Merger Transactions.

(u) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates. A complete and correct copy of the Company’s engagement letter with J.P. Morgan Securities LLC and the aggregate fees payable to J.P. Morgan Securities LLC in connection with the Merger and the other Transactions have been disclosed to Parent prior to the date of this Agreement.

(v) Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan Securities LLC in preparing its opinion, the aggregate Merger Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders (other than shares of Company Common Stock held in treasury or by Parent or Sub and Appraisal Shares), a signed copy of which opinion will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.

(w) Merger Control and Foreign Direct Investment. In each case except as would be de minimis and would not result in the Company’s representations and warranties set forth in Section 3.01(d)(ii) failing to be true and correct:

(i) Since January 1, 2020, none of the Company or any of its Subsidiaries has derived any revenue from customers located outside the United States or provided any services to customers located outside the United States; and

(ii) None of the Company or any of its Subsidiaries has any assets outside the United States other than in India.

(x) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.01, each of Parent and Sub acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Sub in connection with the Transactions. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Sub or any other person resulting from the distribution to Parent or Sub, or Parent’s or Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this Section 3.01.

SECTION 3.02. Representations and Warranties of Parent and Sub. Except (i) as disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2021 by Parent and publicly available prior to the date of this Agreement (collectively, the “Parent Filed SEC Documents”) (excluding any risk factor disclosures and other cautionary or forward-looking statements, in each case that are not statements of historical fact) or (ii) as set forth in the Parent Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other Section or subsection), Parent and Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate, company or partnership power and authority to carry on its business as presently conducted. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of the Fifth Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate of Incorporation”) and the Eighth Amended and Restated Bylaws of Parent (the “Parent Bylaws”) and the comparable organizational documents of Sub, in each case as in effect on the date of this Agreement.

(b) Capital Structure. The authorized capital stock of Parent consists of 1,500,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). At the close of business on May 2, 2022, (i) (A) 558,266,299 shares of Parent Common Stock were issued and outstanding (which number includes 3,076,969 shares of Parent Common Stock subject to vesting or other forfeiture conditions or repurchase by Parent) and (B) 74,875,158 shares of Parent Common Stock were held by Parent in its treasury, (ii) 2,924,311 shares of Parent Common Stock were subject to outstanding options (other than rights under Parent’s 2018 Employee Stock Purchase Plan (such plan, the “Parent ESPP”)) to acquire shares of Parent Common Stock from Parent (such options, together with any similar options granted after May 2, 2022, the “Parent Option Awards”), and (iii) no shares of Parent Preferred Stock were issued or outstanding or held by Parent in its treasury. Except as set forth above, at the close of business on May 2, 2022, no shares of capital stock or other voting securities of Parent were issued or outstanding. Since May 2, 2022 to the date of this Agreement, (x) there have been no issuances by Parent of shares of capital stock or other voting securities of Parent, other than issuances of shares of Parent Common Stock pursuant to the exercise of outstanding Parent Option Awards and shares issued in respect of the Parent ESPP or pursuant to the vesting of

Parent equity awards in the ordinary course of business and (y) there have been no issuances by Parent of options, warrants, other rights to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Stock, except for rights pursuant to the Parent ESPP and under Parent’s 401(k) plans (the “Parent 401(k) Plans”). All outstanding shares of Parent Common Stock are, and all such shares that may be issued prior to the Effective Time, and the shares of Parent Common Stock comprising the aggregate Per Share Stock Consideration, will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Stock may vote (“Voting Parent Debt”). Except for any obligations pursuant to this Agreement, the Parent ESPP, the Parent 401(k) Plans or as otherwise set forth above, as of May 2, 2022, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound (1) obligating Parent or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exchangeable for any capital stock of or other equity interest in, Parent or of any of its Subsidiaries or any Voting Parent Debt, (2) obligating Parent or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (3) that give any person the right to receive any economic interest of a nature accruing to the holders of Parent Common Stock or otherwise based on the performance or value of shares of capital stock of Parent or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of Parent or any such Subsidiary, other than as described above pursuant to the Parent Stock Plans and pursuant to the Parent 401(k) Plans.

(c) Authority; Noncontravention.

(i) Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent and Sub, and no other corporate proceedings, on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the Transactions, other than the adoption of this Agreement by Sub’s sole stockholder in accordance with Section 5.12. No vote of the holders of Parent Common Stock or any other securities of Parent is necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Board of Directors of Parent duly, validly and unanimously adopted resolutions approving this Agreement, the Merger, the other Merger Transactions and the issuance of shares of Parent Common Stock in the Merger pursuant to this Agreement (the “Parent Share Issuance”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way. The Board of Directors of Sub duly, validly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other Merger Transactions, (ii) declaring that it is in the best interests of the sole stockholder of Sub that Sub enter into this Agreement and consummate the Merger and the other Merger Transactions on the terms and subject to the conditions set forth herein, (iii) directing that the adoption of this Agreement be submitted to a vote by the sole stockholder of Sub by unanimous written consent and (iv) recommending that the sole stockholder of Sub adopt this Agreement, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution and delivery of this Agreement do not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Sub under (other than any such Lien created in connection with the Debt Financing), any provision of (A) the Parent Certificate of Incorporation, the Parent Bylaws or the certificate of incorporation or bylaws of Sub or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any Contract to which Parent or Sub or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound or (2) any Law applicable to Parent or Sub or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, breaches, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected (x) to have a Parent Material Adverse Effect or (y) prevent or materially impair or delay the ability of Parent or Sub to consummate the Merger or the other Transactions. No consent, approval, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions, except for (I) the filing of a premerger notification and report form by Parent and Sub under the HSR Act, (II) the filing with the SEC of (x) the Proxy Statement and the Form S-4 and (y) such reports under the Securities Act or the Exchange Act, as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required under the rules and regulations of the New York Stock Exchange, (V) any filings required by and receipt of any applicable consents or approvals from any Governmental Entity set forth on Section 3.02(c) of the Parent Disclosure Letter and (VI) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to (x) have a Parent Material Adverse Effect or (y) prevent or materially impair or delay Parent or Sub from performing their respective obligations under this Agreement in any material respect.

(d) Parent SEC Documents; Financial Statements.

(i) Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished by Parent since January 1, 2020 (the “Parent SEC Documents”). As of their respective dates of filing, or, in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date hereof, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. Parent has made available to the Company all material correspondence with the SEC since January 1, 2020 and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent Filed SEC Documents and, to the Knowledge of Parent, as of the date of this Agreement, none of the Parent Filed SEC Documents is the subject of any ongoing review by the SEC.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Parent SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated

Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments, none of which adjustments are expected to be material).

(iii) Since January 1, 2020, subject to any applicable grace periods, Parent has been and is in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, except in each case for any such noncompliance that has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iv) (A) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (B) Parent has disclosed since January 1, 2020, to Parent’s auditors and the audit committee of Parent’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of Parent, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company all such disclosures made by management to Parent’s auditors and audit committee from January 1, 2020 to the date of this Agreement. Parent’s principal executive officer and principal financial officer have made, with respect to the Parent SEC Documents, all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. Parent has not identified any material weaknesses in the design or operation of the internal controls over financial reporting. Neither Parent nor any of the Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.

(v) Except (A) as reflected, accrued or reserved against in Parent’s consolidated balance sheet as of December 31, 2021 (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2021, (B) for liabilities or obligations incurred in the ordinary course of business since December 31, 2021, and (C) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, other than those which, individually or in the aggregate, (x) have not had and would not reasonably be expected to have a Parent Material Adverse Effect and (y) would not reasonably be expected to prevent or materially impair or delay the ability of Parent or Sub to consummate the Merger or the other Transactions.

(e) Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 and the Proxy Statement will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, respectively.

(f) Absence of Certain Changes or Events. Since December 31, 2021 through the date of this Agreement:

(i) there has not been any change, effect, event, occurrence or state of facts that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Parent Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of Parent or Sub to consummate the Merger or the other Transactions, and

(ii) Parent and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business consistent with past practice.

(g) Financing. Parent and Sub will have, as of the Closing Date, sufficient funds immediately available to Parent and Sub to consummate the Merger Transactions and to make all other payments and to perform all other obligations of Parent and Sub in connection with the Merger Transactions, any repayments of Indebtedness in connection therewith and the payment of any fees and expenses in connection therewith, including in connection with any financing obtained or to be obtained by Parent and Sub to finance any of the foregoing. Parent and Sub acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

(h) Operations and Assets of Sub. Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Merger and the other Transactions. As of the date of this Agreement, Parent owns beneficially and, directly or indirectly, of record all of the outstanding shares of capital stock of Sub, free and clear of all Liens (other than any Liens created pursuant to the Debt Financing), and as of the Closing Date, Parent will own beneficially and, directly or indirectly, of record all of the outstanding shares of capital stock of Sub, free and clear of all Liens (other than any Liens created pursuant to the Debt Financing).

(i) Ownership of Company Common Stock. None of Parent, Sub or any of their Subsidiaries, “affiliates” or “associates” (as defined in Section 203 of the DGCL) is or has been at any time since the date three (3) years prior to the date of this Agreement an “interested stockholder” of the Company (as defined in Section 203 of the DGCL).

(j) Litigation. There is no suit, action, claim, arbitration, mediation or proceeding pending or, to the Knowledge of Parent or Sub, threatened against Parent or any of its Subsidiaries that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Parent Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of Parent or Sub to consummate the Merger or the other Transactions. There is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding against Parent or any of its Subsidiaries that, individually or in the aggregate, (x) has had or would reasonably be expected to have a Parent Material Adverse Effect or (y) would reasonably be expected to prevent or materially impair or delay the ability of Parent or Sub to consummate the Merger or the other Transactions. Since January 1, 2020, none of Parent or any of its Subsidiaries has received any notice alleging any non-compliance or violations of Law from, or any notice of any actual or pending investigations by, any Governmental Entity, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(k) Compliance with Laws. Each of Parent and its Subsidiaries is (and since January 1, 2020 or, if later, its respective date of formation or organization, has been) in compliance with all Laws applicable to its business or operations and all internal and posted policies related to the data privacy of third parties (including customers and clients of Parents and its Subsidiaries), except for such noncompliance that, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Each of Parent and its Subsidiaries has (and since January 1, 2020 or, if later, its respective date of formation or organization, has had) in effect all Authorizations necessary for it to own, lease and operate their properties and assets and to conduct their business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, is not and would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Parent and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and, to the Knowledge of Parent, no suspension or cancellation of any Authorization is pending or threatened, except where such violation, breach, default, suspension or cancellation would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Subsidiaries under, any Authorization (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(l) State Takeover Statutes. Assuming that neither the Company nor any of its Subsidiaries, “affiliates” or “associates” (as defined in Section 203 of the DGCL) beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) or owns (within the meaning of Section 203 of the DGCL) any shares of Parent Common Stock, no state takeover statute applies to this Agreement, the Merger or the other Merger Transactions.

(m) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Wells Fargo Securities, LLC and Goldman Sachs & Co. LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent, Sub or their respective Affiliates.

(n) Solvency. Assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the Transactions and the payment of the aggregate Merger Consideration, the other amounts payable pursuant to this Agreement, and any repayment or refinancing of debt contemplated in this Agreement, (ii) the accuracy in all material respects of the representations and warranties of the Company set forth in Section 3.01, and (iii) any forward-looking estimates, projections or forecasts of the Company and its Subsidiaries and provided to Parent prior to the date hereof have been prepared by them in good faith based upon assumptions that were and continue as of the date hereof to be reasonable, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any person, means that, as of any date of determination (A) the amount of the “fair saleable value” of the assets of such person will, as of such date, exceed (1) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (B) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (C) such person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

(o) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.02, the Company acknowledges that neither Parent nor Sub nor any other person on behalf of Parent or Sub makes any other express or implied representation or warranty with respect to Parent, Sub or any of their respective Subsidiaries or with respect to any other information provided to the Company in connection with the Transactions. Neither Parent nor Sub nor any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this Section 3.02.

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01. Conduct of Business.

(a) Except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly contemplated or required by this Agreement, required by applicable Law (including the Pandemic Measures) or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to carry on its business in the ordinary course and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and employees and to preserve its relationships with significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, that this Section 4.01 shall not prevent the Company and its Subsidiaries from taking any commercially reasonable actions that the Company reasonably determines are necessary or prudent for the Company or its Subsidiaries to take or not take in response to the Pandemic or the Pandemic Measures; provided, further, that the Company shall provide prior notice to and consult with Parent in good faith to the extent any such actions would otherwise require consent of Parent under this Section 4.01(a). Without limiting the generality of the foregoing, except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly contemplated or required by this Agreement, required by Law (including the Pandemic Measures) or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a wholly owned Subsidiary of the Company in accordance with its organizational documents;

(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii) purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plan, (B) the acquisition by the Company of Company Restricted Stock Awards in connection with the forfeiture of such awards, and (C) the acquisition by the Company of Company Common Stock in connection with the exercise of rights under the Company ESPP;

(iv) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (A) rights under the Company ESPP to cause the Company or participants thereunder to acquire or issue, in connection with the exercise of such rights, shares of Company Common Stock, and (B) pledges, encumbrances and Liens constituting Permitted Liens;

(v) amend the Company Certificate of Incorporation or the Company Bylaws or the comparable organizational documents of any Subsidiary of the Company;

(vi) merge or consolidate with, or purchase an equity interest in or a substantial portion of the assets of, any person or any division or business thereof, if the aggregate amount of the consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $25 million, other than any such action solely between or among the Company and its Subsidiaries;

(vii) sell, license, lease, transfer, assign or otherwise dispose of any of its properties, rights or assets (including capital stock of any Subsidiary of the Company), other than (A) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice, (B) the non-exclusive licensing or sublicensing of Intellectual Property in the ordinary course of business consistent with past practice, (C) leases and subleases of Owned Real Property and Leased Real Property, and voluntary terminations or surrenders of Real Property Leases, in each case, in the ordinary course of business consistent with past practice, and (D) the settlement of claims permitted under clause (xi) or (xii) below;

(viii) pledge, encumber or otherwise subject to a Lien (other than a Permitted Lien) any of its properties, rights or assets (including capital stock of any Subsidiary of the Company), other than in the ordinary course of business consistent with past practice under the Company’s existing credit facilities;

(ix) (A) incur, redeem, prepay, defease, cancel, or, in any material respect, modify the terms of any indebtedness of the Company or any of its Subsidiaries for borrowed money in excess of $25 million (individually or in the aggregate), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, agree to pay deferred purchase price for any property (other than trade credit incurred in the ordinary course of business consistent with past practice), guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities of another person (other than the Company or any of its Subsidiaries) or other financial obligations of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person (other than the Company or any of its Subsidiaries) (collectively, “Indebtedness”), other than (1) borrowings in the ordinary course of business under the Company’s existing credit facilities and in respect of letters of credit and (2) prepayments of Indebtedness in the ordinary course of business consistent with past practice without prepayment premium or penalty and prepayments and redemptions of Indebtedness required in accordance with the terms thereof; or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than (1) to the Company or any of the Subsidiaries of the Company or (2) advances of business and travel expenses to employees or advances to customers, in each case under this clause (2) in the ordinary course of business consistent with past practice;

(x) make any capital expenditures that, in any calendar year, exceed 110% of the aggregate amount of expenditures provided for in the Company’s 2022 capital expenditures plan provided to Parent in writing prior to the date of this Agreement;

(xi) settle any claim, investigation, proceeding or litigation, in each case made or pending against the Company or any of its Subsidiaries, other than the settlement of claims, investigations, proceedings or litigation involving a monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $5 million individually or $15 million in the aggregate and, if involving a non-monetary settlement, as expressly permitted by clause (xii); provided that the Company shall consult in good faith with Parent prior to settling any Specified Proceeding in a manner otherwise permitted by this clause (xi);

(xii) make any non-monetary settlement of claims, investigations, proceedings or litigation, other than settlements that (i) would not materially impair the operations of the Company and its Subsidiaries, taken as a whole, and (ii) after the Closing Date, would not reasonably be expected to materially impair the operation of the Company and its subsidiaries or Parent and its Subsidiaries, taken as a whole; provided, however, that prior to entering into any material non-monetary settlement, the Company shall provide Parent prior notice and an opportunity to comment on such settlement; and, provided, further, that the Company shall not make any non-monetary settlement of any Specified Proceeding that would restrict or impair the operations of the

Company or any of its Subsidiaries without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed);

(xiii) except as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement, in each case, in effect on the date of this Agreement or entered into, amended or modified after the date of this Agreement in a manner not in contravention of this Section 4.01(a), (1) grant to any current or former director, officer, independent consultant, or employee of the Company or any of its Subsidiaries any increase in compensation, other than (A) increases in the ordinary course of business consistent with past practice to current independent consultants and employees (other than independent contractors and employees with annual target cash compensation in excess of $300,000) that are not material on an individual basis or (B) the payment of earned but unpaid bonuses, (2) grant to any current or former director, officer, independent consultant or employee of the Company or any of its Subsidiaries any increase in severance or termination pay or enter into any severance, termination or similar agreement with any such director, officer, independent consultant or employee, (3) enter into any employment, consulting or similar agreement with any current or former director, officer, independent consultant or employee of the Company or any of its Subsidiaries with annual target cash compensation in excess of $300,000, (4) establish, adopt, enter into or amend in any material respect any collective bargaining agreement, Company Benefit Plan or Company Benefit Agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan or Company Benefit Agreement if it were in existence as of the date of this Agreement, in any case other than as would be permitted to be entered into under clause (3) above, (5) take any action to accelerate the time of payment or vesting of any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, (6) loan or advance any money or other property to any current or former director, officer, independent consultant or employee of the Company or any of its Subsidiaries (other than advances of business and travel expenses) or (7) hire any new employee into or promote any current employee to, in either case, a position that would constitute an executive officer position at the Company or any of its Subsidiaries (or would otherwise entitle the employee to a target cash compensation level in excess of $300,000);

(xiv) make any material change in financial accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of the Company, other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X under the Securities Act;

(xv) make any material tax election, file any material amended tax return, change any annual tax accounting period, enter into any closing agreement, settle or compromise any proceeding with respect to any material tax claim or assessment relating to the Company or any of its Subsidiaries, or surrender any right to claim a material refund of taxes, in each case, other than in the ordinary course of business consistent with past practice;

(xvi) enter into any material new line of business;

(xvii) materially amend or modify its risk management policies other than in the ordinary course of business consistent with past practice;

(xviii) amend, cancel, terminate or waive any material provision of any Specified Contract other than in the ordinary course of business or enter into or renew any agreement or binding obligation that (A) is (or, if entered into immediately prior to the date of this Agreement, would be) a Specified Contract under clause (i), (iii), (iv), (vii), (viii), (ix), (x) or (xii) of Section 3.01(i), other than in the ordinary course of business consistent with past practice, or (B) is with any broker, investment banker, financial advisor or other person described in Section 3.01(u);

(xix) agree or consent to any agreement or material modifications of any existing agreements with any Governmental Entity that materially impairs the operations of the Company and its Subsidiaries, taken as a whole;

(xx) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xxi) let lapse, fail to maintain, abandon or cancel any Material Intellectual Property; or

(xxii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly contemplated or required by this Agreement, required by applicable Law (including the Pandemic Measures), or consented to in writing by the Company (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent and (B) Parent’s regular quarterly cash dividends on Parent Common Stock, paid in the ordinary course consistent with past practice (for the avoidance of doubt, Parent shall not pay any interim or special dividend without the Company’s written consent);

(ii) split, combine or reclassify any of Parent’s capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii) amend the Parent Certificate of Incorporation or the Parent Bylaws or the comparable organizational documents of Sub in a manner that would be materially or disproportionately adverse to the holders of shares of Company Common Stock (relative to other holders of Parent Common Stock) or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Merger or the Transactions;

(iv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or Sub; or

(v) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Advice of Changes. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 7.01, subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause, in the case of any such notice from the Company to Parent, any condition set forth in Section 6.02 not to be satisfied, or in the case of any such notice from Parent to the Company, any condition set forth in Section 6.03 not to be satisfied, (b) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the other Merger Transactions, or from any person alleging that the consent of such person is or may be required in connection with the Merger or the other Merger Transactions, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, and (c) any claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party (including its Board of Directors) or any of its Subsidiaries that relate to this Agreement, the Merger or the other Merger Transactions. Notwithstanding anything in this Agreement to the contrary, no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties herein or the conditions to the obligations of the parties hereto.

SECTION 4.02. Solicitation; Change in Recommendation.

(a) The term “Takeover Proposal” means any inquiry, proposal or offer from any person or group of persons relating to (a) any direct or indirect acquisition or purchase in any manner, in each case whether in a single transaction or a series of transactions, of (1) 15% or more (based on the fair market value thereof) of the consolidated total assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (2) 15% or more of outstanding shares of Company Common Stock, (b) any tender offer or exchange offer, in each case whether in a single transaction or a series of transactions, that, if consummated, would result in any person or group or persons owning, directly or indirectly, 15% or more of outstanding shares of Company Common Stock or (c) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any person or group (or the stockholders of any person) would own, directly or indirectly, (i) 15% or more of any class of equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or (ii) businesses or assets that constitute 15% or more of the consolidated revenues, net income or total assets of the Company and its Subsidiaries, other than, in each case, the transactions contemplated by this Agreement.

(b) Except as permitted by Section 4.02(d), the Company shall not and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly (including through another person), (A) solicit, initiate, knowingly facilitate, knowingly encourage, or knowingly induce any Takeover Proposal, (B) engage in any discussions or negotiations with any person (other than Parent or any of its Representatives) relating to or for the purpose of encouraging or facilitating, any Takeover Proposal or grant any waiver, release or amendment under (or otherwise not enforce the terms of) any standstill, confidentiality or other similar agreement (except that if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under applicable Law, the Company may, with prior written notice to Parent, waive any such standstill provision or grant any such release solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of this Section 4.02) to make, on a confidential basis to the Board of Directors of the Company, a Takeover Proposal, conditioned upon such person agreeing to disclosure of such Takeover Proposal to Parent), (C) provide any confidential or nonpublic information or data to any person relating to, or otherwise for the purpose of encouraging or facilitating, any Takeover Proposal or (D) resolve to do any of the foregoing.

(c) The Company shall immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation of or with, or cooperation with, or assistance or participation in, or facilitation of (including by way of providing access to non-public information), any inquiries, proposals, discussions or negotiations with any person or group of persons conducted prior to the date hereof by the Company, its Subsidiaries or any of their respective Representatives with respect to any Takeover Proposal and use commercially reasonable efforts to cause all confidential information provided by or on behalf of the Company, any of its Subsidiaries or any of their respective Representatives to such person or group of persons be returned or destroyed. In furtherance of the foregoing, promptly after the date hereof (and in any event within one (1) Business Day following the date hereof), the Company shall (i) request in writing that each person that has heretofore executed a confidentiality agreement in connection with its consideration of a Takeover Proposal or potential Takeover Proposal promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) terminate access to any physical or electronic data rooms relating to a possible Takeover Proposal by such person and its Representatives.

(d) Notwithstanding anything to the contrary contained in Section 4.02(b) or Section 4.02(c), if at any time prior to obtaining the Company Stockholder Approval, (i) the Company has received an unsolicited written Takeover Proposal from a third party that the Board of Directors of the Company determines in good faith to be bona fide, (ii) the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal, (iii) after consultation with its outside legal counsel, the Board of Directors of the Company determines in good faith that failing to take such action would be inconsistent with its fiduciary duties under applicable Law and (iv) such Takeover Proposal did not arise out of or result from a breach of this Section 4.02 in connection with such Takeover Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal and its Representatives and financing sources, and (B) engage in discussions or negotiations with the person making such Takeover Proposal and its Representatives and financing sources regarding such Takeover Proposal; provided, that the Company (x) will not, and will not allow its Subsidiaries or its or their Representatives to, disclose any non-public information to such person without first entering into an Acceptable Confidentiality Agreement with such person, and (y) will substantially concurrently with the time such information is provided to such person making such Takeover Proposal provide, in accordance with the terms of the Confidentiality Agreement, to Parent any material non-public information, including copies of all written materials, concerning the Company or its Subsidiaries to be provided to such other person which was not previously provided to Parent.

(e) The term “Superior Proposal” means any bona fide Takeover Proposal (with the percentages set forth in the definition thereof changed from 15% to 50%) made in writing that the Board of Directors of the Company determines in good faith is reasonably likely to be consummated and that is on terms which the Board of Directors of the Company determines in good faith (after consultation with the Company’s financial advisor and outside counsel) would be more favorable to the stockholders of the Company from a financial point of view than the Merger, taking into account all financial, legal, regulatory, financing, certainty and timing of consummation and other aspects of such proposal and of this Agreement (including any changes to the financial and other terms of this Agreement proposed by Parent to the Company prior to the expiration of the applicable periods referred to in Section 4.02(g) below in response to such proposal or otherwise).

(f) The Company shall as promptly as practicable (but in any event within 24 hours) notify Parent, orally and in writing, in the event that the Company, any of its Subsidiaries or any of their respective Representatives receives (A) any Takeover Proposal or (B) any inquiries, proposals or offers received by, any request for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, the Company, any of its Subsidiaries or any of their respective Representatives in furtherance of or otherwise concerning a Takeover Proposal, and in each case shall include in such notice an unredacted copy of such Takeover Proposal or request (including, as applicable, all written proposals, written indications of interest, draft agreements or other written materials relating thereto) (or, where no such copy exists or is available, a written description thereof that includes the material terms and conditions thereof), including the identity of the person making such Takeover Proposal or other request. The Company shall keep Parent reasonably informed on a prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status of such Takeover Proposal or other inquiry, offer, proposal or request (including the terms and conditions thereof) and any material developments, discussions and negotiations with respect to any such Takeover Proposal or other inquiry, offer, proposal or request (including any material changes thereto), and shall promptly (but in any event within twenty-four (24) hours) provide to Parent copies of any additional or revised written proposals, written indications of interest and/or draft agreements relating to such Takeover Proposal or other inquiry, offer, proposal or request, and/or other written materials that describe any of the terms and conditions of such Takeover Proposal or other inquiry, offer, proposal or request.

(g) Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify or qualify in a manner adverse to Parent), or publicly propose to withdraw (or modify or qualify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee of this Agreement or the Merger, (B) recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any Takeover Proposal, (C) fail to include the Company Recommendation in the Proxy Statement, (D) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (it being understood that the Board of Directors of the Company may (x) issue a “stop, look and listen” disclosure or (y) otherwise refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act, in each case, without such action being considered an Adverse Recommendation Change, so long as the Company reaffirms the Company Recommendation during the ten (10) Business Day period after the commencement of such tender offer or exchange offer) or (E) other than with respect to the period of up to ten (10) Business Days applicable to tender or exchange offers that are the subject of the preceding clause (D), fail to recommend against a Takeover Proposal or fail to reaffirm the Company Recommendation, in either case within ten (10) Business Days after a written request by Parent to do so following the public disclosure of a Takeover Proposal; provided, however, that (1) such ten (10) Business Day period shall be extended for an additional ten (10) Business Days following any material modification to any Takeover Proposal occurring after the receipt of Parent’s written request and (2) Parent shall be entitled to make such a written request for reaffirmation only once for each Takeover Proposal and once for each material amendment to such Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to (or that otherwise is intended to, or would reasonably be expected to, lead to) any Takeover Proposal, other than any Acceptable Confidentiality Agreement referred to in Section 4.02(d) (an “Acquisition Agreement”). Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval and subject to compliance with Section 5.06(b), the Board of Directors of the Company may, if the Board of Directors of the Company determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law: (x) in response to a Superior Proposal (but only if such Superior Proposal did not arise out of or result from a breach by the Company of this Section 4.02) or Intervening Event, make an Adverse Recommendation Change or (y) in respect of a Superior Proposal that did not arise out of or result from a breach by the Company of this Section 4.02, cause the Company to terminate this Agreement and, concurrently with or immediately after such termination, cause the Company to enter into an Acquisition Agreement providing for such Superior Proposal; provided, however, that (1) no Adverse Recommendation Change may be made and (2) no termination of this Agreement pursuant to this Section 4.02(g) may be made, until after the fifth (5th) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to (x) in the case of clause (1) above, make an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or (y) in the case of clause (2) above, terminate this Agreement pursuant to this Section 4.02(g) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, (i) if the basis of the proposed action by the Board of Directors of the Company is a Superior Proposal, the material terms and conditions of such Superior Proposal (including the identity of the person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal and the documents with respect to any financing of such Superior Proposal) or (ii) if the basis of the proposed action by the Board of Directors of the Company is an Intervening Event, a description of the Intervening Event and, unless the Company shall have:

(i) (A) during the five (5) Business Day period specified above (and any additional period provided for below), negotiated, and caused its financial and legal advisors to negotiate, with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) with respect to proposed adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal (or, in the case of a Notice of Adverse Recommendation that is in response to an Intervening Event, so that the failure to make such Adverse Recommendation Change is no longer inconsistent with the Board of Directors of the Company’s fiduciary duties under applicable Law), and (B) no earlier than the end of such negotiation period, the Board of Directors of the Company shall have determined in good faith, after consultation with the Company’s financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that (x) in the case of a Notice of Superior Proposal, the Takeover Proposal that is the subject of the Notice of Superior Proposal still constitutes a Superior Proposal, and (y) in the case of a Notice of Superior Proposal or Notice of Adverse Recommendation, that the failure to take the action specified in such notice would still be inconsistent with its fiduciary duties under applicable Law; and

(ii) prior to or concurrently with a termination of this Agreement pursuant to this Section 4.02(g), paid the Company Termination Fee required under Section 5.06(b)(i).

In the event of any revisions to the Superior Proposal (or any material change to the facts and circumstances relevant to an Intervening Event) the Company shall be required to deliver a new Notice of Superior Proposal or Notice of Adverse Recommendation, as applicable, and to again comply with the requirements of this Section 4.02(g) with respect to such revised Superior Proposal or such modified Intervening Event (after giving effect to such changed facts and circumstances) (except that the new negotiation period shall expire on the later to occur of (x) two (2) Business Days following delivery of such new notice from the Company to Parent and (y) the expiration of the original five (5) Business Day period). The Company agrees that any violation of this Section 4.02 by any of the Company’s or its Subsidiaries’ respective Representatives shall be deemed to be a breach of this Agreement by the Company. In determining whether to make an Adverse Recommendation Change or to cause the Company to so terminate this Agreement pursuant to the terms of this Section 4.02(g), the Board of Directors of the Company shall take into account any changes to the financial and other terms of this Agreement proposed by Parent to the Company in response to a Notice of Adverse Recommendation or Notice of Superior Proposal.

(h) “Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Board of Directors of the Company on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by such Board of Directors as of the date hereof), which event or circumstance, or any consequence thereof, becomes known to the Board of Directors of the Company prior to the time at which the Company receives the Company Stockholder Approval; provided, however, that in no event shall any of the following constitute an Intervening Event: (i) the receipt or existence of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal, or (ii) any change in stock price or trading volume of the Company Common Stock or Parent Common Stock or the fact, in and of itself, that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published estimates, projections or forecasts for any period (provided, that the facts or causes underlying or contributing to such change, or to the meeting or exceeding (or failure to meet or exceed, as applicable) such estimates, projections or forecasts shall not be excluded by this clause (ii)).

(i) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Company determines in good faith (after consultation with its outside counsel) that failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, that (x) nothing in this Section 4.02(i) shall be deemed to permit the Board of Directors of the Company to make an Adverse Recommendation Change or take any of the actions referred to in clause (ii) of Section 4.02(g) except, in each case, to the extent permitted by Section 4.02(g) and (y) in any disclosure made pursuant to clause (i) or (ii) of this Section 4.02(i) (other than any disclosure made in connection with an Adverse Recommendation Change permitted by Section 4.02(g)), the Board of Directors of the Company shall expressly publicly reaffirm the Company Recommendation.

ARTICLE V

Additional Agreements

SECTION 5.01. Preparation of the Form S-4 and Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall jointly prepare and file with the SEC the proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required to be taken under any applicable state securities Laws in connection with the Parent Share Issuance. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by Parent or the Company, in each case, without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties hereto shall notify each other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger.

(b) The Company shall, as promptly as reasonably practicable following the effectiveness of the Form S-4 and subject to applicable Law, the Company Certificate of Incorporation, the Company Bylaws and the rules of New York Stock Exchange, establish a record date for, duly call, give notice of, convene and hold the Company Stockholders’ Meeting (the date of such meeting in no event being later than forty-five (45) days following the effectiveness of the Form S-4 unless otherwise agreed by Parent and the Company), and submit this Agreement to its stockholders for adoption, for the purpose of obtaining the Company Stockholder Approval. The Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting) without the prior written consent of Parent. Unless the Board of Directors of the Company has made an Adverse Recommendation Change pursuant to Section 4.02(g), the Company shall, (i) through its Board of Directors, recommend to its stockholders adoption of this Agreement and shall include the Company Recommendation in the Proxy Statement and (ii) use reasonable best efforts to obtain from its stockholders the Company Stockholder Approval in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Stockholders’ Meeting without Parent’s prior written consent; provided that without Parent’s prior written consent, the Company may, to the extent permitted by the Company Certificate of Incorporation and the Company Bylaws and applicable Law, adjourn or postpone the Company Stockholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (ii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, provided, further, that (x) any such adjournment or postponement shall be for a period of no more than ten (10) Business Days each, and (y) the Company shall only be permitted to effect up to two (2) such adjournments or postponements pursuant to this clause (ii) (in the aggregate); and provided, further, that no postponement contemplated by this clause (ii) shall be permitted if it would require a change to the record date for the Company Stockholders’ Meeting.

(c) Unless this Agreement is validly terminated in accordance with Article VII, the Company shall submit this Agreement to its stockholders for adoption at the Company Stockholders’ Meeting even if the Board of Directors of the Company shall have effected an Adverse Recommendation Change.

SECTION 5.02. Access to Information; Confidentiality. The Company shall, and shall cause its Subsidiaries to, provide Parent, Sub and their respective officers, employees, accountants, counsel, consultants, financial advisors and other Representatives, reasonable access during normal business hours during the period prior to the earlier of the Effective Time and the termination of this Agreement to all of the Company’s and its Subsidiaries’ properties, books and records and to those employees of the Company and its Subsidiaries, as applicable, to whom such persons reasonably request access, and, during such period, the Company and its Subsidiaries shall furnish as promptly as practicable to such persons all information concerning its and its Subsidiaries’ business, properties and personnel as such persons may reasonably request. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information if the Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of the Company or any of its Subsidiaries, as applicable, or contravene any Law to which the Company or any of its Subsidiaries, as applicable, is subject or a party; provided, that in any such case, the Company shall provide such information in redacted form as necessary to preserve such privilege or comply with such Law or otherwise make appropriate substitute disclosure arrangements, to the extent possible. Except for disclosures expressly permitted by the terms of the confidentiality letter agreement dated as of March 17, 2022, between Intercontinental Exchange Holdings, Inc. and the Company (as such agreement may be amended or supplemented from time to time, the “Confidentiality Agreement”), each of the Company and Parent shall hold, and shall cause their respective officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from the other party or its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained by any person in any investigation pursuant to this Section 5.02 shall affect or be deemed to modify any representation or warranty made by any party hereto.

SECTION 5.03. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its respective reasonable best efforts to (i) cause the Transactions to be consummated as soon as practicable, (ii) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the Transactions as soon as practicable, (iii) make promptly any required submissions and filings under applicable Antitrust Laws with respect to the Transactions, (iv) as soon as practicable furnish information required in connection with such submissions and filings under such Antitrust Laws, and (v) keep the other parties hereto reasonably informed with respect to the status of any such submissions and filings under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws with respect to the Transactions. In furtherance and not in limitation of the foregoing, each of the Company and Parent agree to (i) make, or with respect to the parties’ respective Affiliates, cause to be made, appropriate filings pursuant to the HSR Act with respect to the Transactions as soon as practicable (and, in any event, within ten (10) Business Days after the date hereof (unless Parent and the Company otherwise agree to a different date)), (ii) cooperate with each other with respect to the preparation of such filings under the HSR Act, (iii) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law, (iv) in the event that any applicable Governmental Entity issues a so-called “second request” (a “Second Request”) in relation to the Transactions, use best efforts to be ready to certify substantial compliance within four months after the date of receipt of such Second Request, and (v) use its reasonable best efforts to take, or cause to be taken, all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable, consistent with this Section 5.03 and subject to the limitations on Parent’s duties specified in Section 5.03(c). Parent shall be responsible for all filing fees under the HSR Act and other Antitrust Laws. The parties hereto shall cause the filings under the HSR Act to be considered for grant of “early termination”.

(b) Each party hereto shall: (i) promptly notify the other parties hereto of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such person from a Governmental Entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Entity, (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of any filings, investigation, or inquiry concerning the Transactions and (iii) not independently participate in any meeting or discussions with a Governmental Entity in respect of any filings, investigation or inquiry concerning the Transactions without giving the other parties prior notice of such meeting or discussions and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. However, (A) each of Parent and the Company may designate any non-public information provided to any Governmental Entity as restricted to “Outside Antitrust Counsel Only” and any such information shall not be shared with employees, officers, managers or directors or their equivalents of the other parties hereto without approval of the party providing the non-public information, and (B) materials may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) In furtherance and not in limitation of the foregoing, each party to this Agreement agrees to use its reasonable best efforts to take, and to cause its Affiliates to take, promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the Antitrust Laws applicable to the Transactions so as to enable the parties hereto to close the Transactions as soon as practicable (and in any event no later than five (5) Business Days prior to the Outside Date), provided, however, that such obligation shall not require Parent or any of its Affiliates to agree to any structural or behavioral remedy required by any Governmental Entity to satisfy its obligations in this Section 5.03 or the condition set forth in Section 6.01(b).

(d) In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding by any Governmental Entity or private third party is commenced, threatened or is foreseeable challenging any of the Transactions under an Antitrust Law and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent and the Company shall, at the option of Parent, cooperate with each other and contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions as promptly as practicable and in any event no later than five (5) Business Days prior to the Outside Date.

(e) Notwithstanding the foregoing, Parent shall, in all cases, after consultation with the Company, use good faith efforts to consider and reflect all views and input provided by the Company with respect to such matters, (A) determine timing and strategy and be solely responsible for the final content of any substantive oral or written communications with any applicable Governmental Entity (provided, however, that Parent shall not be responsible for the factual representations relating to the Company contained in filings under the HSR Act, or factual responses to compulsory process, that are made by the Company without any input from Parent), and (B) lead all proceedings and coordinate all activities, in each such case under clauses (A) and (B) with respect to seeking actions, consents, approvals or waivers of any Governmental Entity under any Antitrust Laws; provided, that without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Parent may not withdraw any filing under the HSR Act (provided, however, that Parent may “withdraw and refile” its initial filing under the HSR Act one time in the manner prescribed by 16 CFR § 803.12(c) without the Company’s consent) or enter into any so-called “timing agreement” or similar agreement with any Governmental

Entity responsible for enforcing Antitrust Laws if such agreement would prevent or render impossible the occurrence of the Closing prior to the Outside Date.

(f) Parent shall not, nor shall it permit its Affiliates to, acquire or agree to acquire any rights, assets, business, person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition could reasonably be expected to delay obtaining or increase the risk of not obtaining any clearance, consent, approval or waiver under the HSR Act and any other Antitrust Laws applicable to the Transactions.

(g) For purposes of this Agreement, “reasonable best efforts” of the Company will require, in addition to its other obligations under Section 5.03, the Company (but only to the extent requested by Parent) to commit to and effect, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of the Company or any of its Subsidiaries, (ii) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of the Company or its Subsidiaries, (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of the Company or its Subsidiaries and (iv) any other action, including agreeing to future behavioral remedies, requested by a Governmental Entity (each a “Remedial Action”); provided, however, that any Remedial Action may, at the discretion of the Company, be conditioned upon consummation of the Transactions.

SECTION 5.04. Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, each individual who is employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Company Employees”) and who continues employment with (i) annual base compensation (base salary or base wage, as applicable) that is no less favorable than the annual base compensation (base salary or base wage, as applicable) provided to such Company Employee immediately prior to the Effective Time, (ii) target cash incentive opportunities that are no less favorable than the target cash incentive opportunities provided to such Company Employee immediately prior to the Effective Time, (iii) target equity incentive opportunities that are no less favorable than those provided by Parent or its Subsidiaries to similarly situated employees, and (iv) other employee benefits and compensation (excluding severance payments and severance benefits) that are no less favorable in the aggregate to the other employee benefits and compensation (excluding severance payments and severance benefits) provided to such Company Employee immediately prior to the Effective Time. In addition, upon a termination of a Company Employee’s employment other than for cause prior to the first anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, the severance payments and benefits as set forth on Section 5.04(a) of the Company Disclosure Letter. Further, Parent shall, or shall cause the Surviving Corporation to, continue the Company’s annual bonus program for the remainder of the calendar year in which the Effective Time occurs and administer it in the ordinary course consistent with past practice and taking into account the determinations made prior to the Effective Time with respect to such annual bonus program or target amounts thereunder pursuant to Section 4.01(a)(xiii) of the Company Disclosure Letter.

(b) Without limiting the generality of Section 5.04(a), from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Benefit Plans and Company Benefit Agreements, in each case in accordance with their terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event); provided, however, that nothing in this Section 5.04(b) shall prevent Parent, the Surviving Corporation and its Subsidiaries from amending or terminating such plans or agreements in accordance with their terms or applicable Law.

(c) With respect to all plans maintained by Parent, the Surviving Corporation or their respective Subsidiaries (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, and vesting (but excluding benefit accruals), each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries to the extent such service was recognized under the comparable Company Benefit Plan immediately prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) Without limiting the generality of Section 5.04(a), Parent shall use reasonable best efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall use reasonable best efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) For the avoidance of doubt and notwithstanding anything to the contrary herein or in any Company Benefit Plan or Company Benefit Agreement, for purposes of any Company Benefit Plan or Company Benefit Agreement containing a definition of “change in control” of the Company or “change of control” of the Company, the Closing shall be deemed to constitute a “change in control” or “change of control”; provided, that unless explicitly provided for under this Agreement (including Section 3.01(i)(viii) of the Company Disclosure Letter), the Closing shall not constitute a “change in control” of a Subsidiary, “change of control” of a Subsidiary or “sale” of a Subsidiary of the Company for purposes of any Company Benefit Plan or Company Benefit Agreement; provided, further, for purposes of any such Company Benefit Plans or Company Benefit Agreements that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing shall not accelerate the time of payment or distribution of any such deferred compensation (but shall accelerate vesting if provided for in accordance with the terms thereof) if the transactions contemplated by this Agreement do not otherwise constitute a “change in control,” “change of control” or term of similar import under the applicable plan and to so declare as a “change in control,” “change of control” or term of similar import would result in an impermissible payment or distribution for purposes of Section 409A of the Code.

(f) The provisions of this Section 5.04 are solely for the benefit of the parties to this Agreement, and no other person (including any Company Employee or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, except as provided in Section 8.07, and no provision of this Section 5.04 shall create such rights in any such persons. No provision of this Agreement shall be construed (i) as a guarantee of continued employment of any Company Employee, (ii) to prohibit Parent or the Surviving Corporation from having the right to terminate the employment of any Company Employee or to prohibit the Company or any of its Subsidiaries from having the right to terminate the employment of any individual prior to the Effective Time, (iii) to prevent the amendment, modification or termination of any Company Benefit Plan or Company Benefit Agreement after the Closing (in each case in accordance with the terms of the applicable Company Benefit Plan or Company Benefit Agreement) or (iv) as an amendment or modification of the terms of any Company Benefit Plan or Company Benefit Agreement.

SECTION 5.05. Indemnification, Exculpation and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company, any of its Subsidiaries or any of their respective predecessors as provided in the Company Certificate of Incorporation, the Company Bylaws, the organizational documents of any Subsidiary of the Company or any indemnification agreement set forth in Section 5.05(a) of the Company Disclosure Letter, between a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company or any of its Subsidiaries and the Company or any of its Subsidiaries (in each case, as in effect on the date hereof) shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such director, officer, employee or agent.

(b) Without limiting Section 5.05(a) or any rights of any director or officer of the Company or any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) pursuant to any indemnification agreement, from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director (including in a capacity as a member of any board committee) or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent shall cause the Surviving Corporation or the applicable Subsidiary to indemnify and hold harmless, as and to the fullest extent permitted by Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification would reasonably be expected to be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. Parent’s and the Surviving Corporation’s obligations under this Section 5.05(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(c) The Company may (or, at the request of Parent, shall use commercially reasonable efforts to) obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that, without the prior written consent of Parent, the Company may not expend therefor in excess of 300% of the annual amount (the “Annual Amount”) paid by the Company for coverage as of the date of this Agreement (such amount, equal to 300% of the annual amount, the “D&O Tail Premium Cap”). In the event the Company does not obtain such “tail” insurance policies, then, for a period of six years from the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party; provided, further, however, that in satisfying its obligation under this Section 5.05(c), Parent shall not be obligated to pay for coverage for any 12-month period aggregate premiums for insurance in excess of the D&O Tail Premium Cap, it being understood and agreed that Parent shall nevertheless be obligated to provide such coverage as may be obtained for the Annual Amount.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.05.

(e) The provisions of this Section 5.05 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

SECTION 5.06. Fees and Expenses.

(a) Except as provided in Section 5.03, Section 5.05, Section 5.06(b) and Section 5.09, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 7.01(f); or

(ii) (A) after the date of this Agreement, a Takeover Proposal shall have been publicly made to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known, (B) thereafter, this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.01(b)(iii), (2) by Parent or the Company pursuant to Section 7.01(b)(i) (but only if the Company Stockholders’ Meeting has not been held by the Outside Date) or (3) by Parent pursuant to Section 7.01(c) (and at such time the Company Stockholder Approval has not been obtained) and (C) within twelve months after such termination, the Company enters into a definitive agreement to consummate or consummates the transactions contemplated by any Takeover Proposal; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(e);

then, in each case, the Company shall pay Parent or its designee(s) an aggregate fee equal to the Company Termination Fee by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the date of termination of this Agreement, (2) in the case of a payment required by clause (iii) above, within two (2) Business Days following termination of this Agreement, and (3) in the case of a payment required by clause (ii) above, on the earlier of the date of entry into a definitive agreement or the date of consummation referred to in clause (ii)(C), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For purposes of this Section 5.06(b), the term “Takeover Proposal” shall have the meaning assigned to such term in Section 4.02(a) except that all references to 15% therein shall be deemed to be references to 50%.

(c) If this Agreement is terminated:

(i) by Parent or the Company pursuant to Section 7.01(b)(i) and at the time of such termination (A) the conditions set forth in Section 6.01(b) or Section 6.01(c) (to the extent the Restraint relates to an Antitrust Law) has not been satisfied, (B) a Willful Breach by the Company of its obligations under Section 5.03 has not been the primary cause of one or more of the conditions set forth in Section 6.01(b) or Section 6.01(c) (to the extent the Restraint relates to an Antitrust Law) to not be satisfied and (C) all other conditions to the obligations of Parent and Sub to effect the Merger set forth in Section 6.01 (including Section 6.01(c) to the extent the Restraint does not relate to an Antitrust Law) and Section 6.02 have been satisfied or (to the extent permitted by applicable Law) waived (or, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions are capable of being satisfied if the Closing were to occur), other than those conditions the failure of which to be satisfied is primarily attributable to a breach by Parent or Sub of their representations, warranties, covenants or agreements contained in this Agreement; or

(ii) by Parent or the Company pursuant to Section 7.01(b)(ii) (to the extent the Restraint relates to an Antitrust Law), and, at the time of such termination, a Willful Breach by the Company of its obligations under Section 5.03 has not been the primary cause of such Restraint or such imposition of such Restraint;

then Parent shall promptly (and in any event within two (2) Business Days following termination of this Agreement) pay to the Company an aggregate fee equal to the Parent Termination Fee by wire transfer of same-day funds.

(d) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(iii), then the Company shall pay Parent (by wire transfer of immediately available funds within two (2) Business Days after the date following such termination when Parent provides the Company with written notice of such expenses) the reasonable and documented out-of-pocket costs and expenses (including all such fees and expenses incurred in connection with the financing of the transactions contemplated by this Agreement and such fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Parent and Sub in connection with this Agreement and the transactions contemplated by this Agreement) in an amount not to exceed $40,000,000 (the “Parent Expenses”); provided that any payment of the Parent Expenses shall not affect Parent’s right to receive any Company Termination Fee otherwise due under Section 5.06(b), but shall reduce, on a dollar-for-dollar basis, any Company Termination Fee that becomes due and payable under Section 5.06(b).

(e) Each of the parties hereto acknowledges and agrees that the agreements contained in this Section 5.06 are an integral part of the Transactions, and that, without these agreements, the other parties hereto would not have entered into this Agreement; accordingly, if the Company or Parent, as the case may be, fails promptly to pay any amount due pursuant to this Section 5.06, and, in order to obtain such payment, the Company or Parent, as the case may be, commences a suit that results in a judgment against the other party for the payment set forth in this Section 5.06, such paying party shall pay to the other party or parties, as applicable, its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such amount from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made (“Collection Expenses”).

SECTION 5.07. Public Announcements. The parties hereto agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. From the date of such announcement through the Closing Date, and so long as this Agreement is in effect, none of the Company, Parent or Sub shall issue or cause the publication of any public press release or other public announcement concerning the Transactions without the prior consultation and consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in Section 4.02 or in connection with any dispute between the parties hereto regarding this Agreement or the Transactions. Notwithstanding the foregoing, without prior consent of the other parties hereto, each party hereto may disseminate information substantially consistent with information included in any press release or other document previously approved for external distribution by the other parties hereto.

SECTION 5.08. Stockholder Litigation. The Company shall provide Parent prompt notice (and in any event within forty-eight (48) hours) of any litigation brought or claim made by any stockholder of the Company or purported stockholder of the Company against the Company, any of its Subsidiaries and/or any of their respective directors or officers relating to the Merger or any of the other Transactions or this Agreement, and shall keep Parent informed on a prompt and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation or claim against the Company and/or its directors or officers relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

SECTION 5.09. Debt Financing.

(a) Prior to the Closing Date, the Company shall provide, and cause its Subsidiaries to provide, and shall request that its Representatives provide, to Parent and Sub such cooperation as is reasonably requested by Parent in connection with the arrangement of the Debt Financing (it being understood that the receipt of such financing is not a condition to the obligations of Parent and Sub under this Agreement), including using its reasonable best efforts to (i) participate in a reasonable number of requested meetings (including customary one-on-one meetings that are requested in advance with the parties acting as lead arrangers, underwriters or agents for, and prospective lenders and purchasers of, the Debt Financing and the Company’s senior management and Representatives), presentations, roadshows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, (ii) assist with the preparation of customary materials for rating agency presentations, offering documents, public and private bank information memoranda and similar documents reasonably required in connection with the Debt Financing, (iii) furnish, unless then filed with the SEC, (a) the audited annual financial statements of the Company required to be included in the Company’s annual report on Form 10-K for each completed fiscal year of the Company ended at least sixty (60) days prior to the Closing Date and (b) the unaudited interim financial statements required to be included in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2022 and each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended on a date that is at least forty (40) days before the Closing Date, in each case as promptly as reasonably practicable in light of the Company’s customary financial reporting practice, (iv) provide Parent with reasonable assistance in connection with Parent’s preparation of customary pro forma financial statements for any Debt Financing, (v) cause its independent accountants to provide reasonable assistance to Parent consistent with customary practice (including to provide and consent to the use of their audit reports relating to the Company’s consolidated financial statements), and any necessary “comfort letters” (which shall include customary “negative assurance” comfort) and to provide customary representation letters to the extent required by such independent accountants in connection with the foregoing, in each case, on customary terms and consistent with customary practice in connection with the Debt Financing and (vi) arrange for a customary payoff letter and lien terminations to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated under the Company Credit Agreement (subject to Parent or Sub providing funds to the Company as of the Closing to pay all such amounts) and to otherwise reasonably cooperate with Parent, upon Parent’s request and reasonable notice, in connection with the payoff, redemption, or satisfaction and discharge, of the Company Notes contingent upon the Closing. In no event shall the Company or any of its Subsidiaries or any of its Representatives be required pursuant to this Section 5.09 (including, for the avoidance of doubt, in connection with any Debt Financing or any Debt Offer) to (w) bear any cost or expense, pay any fee, enter into any definitive agreement, instrument or document (other than the execution of a supplemental indenture in connection with a Debt Offer described in Section 5.09(b) or the delivery of a notice of redemption in respect of the Company Notes in accordance with the applicable indenture that remains contingent on Closing) or incur any other liability, (x) take or commit to take any action pursuant to this Section 5.09 that (I) is not contingent upon the Closing, (II) would violate applicable Law, any organizational document or any material Contract of the Company or any of its Subsidiaries, (III) would unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries, (IV) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries or (V) would cause any officer, director or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (y) pass resolutions or consents other than as the Company may deem necessary or advisable to authorize any action to be taken by it pursuant to Section 5.09, or (z) provide to any person or prepare any financial statements or information that (I) are not available to the Company and prepared in the ordinary course of its financial reporting practice or (II) the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries. All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 5.09 shall be kept confidential in accordance with the Confidentiality Agreement. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its

Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries and their respective Representatives in connection with the Debt Financing or any Debt Offer, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by Section 5.09, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing or any Debt Offer and any information used in connection therewith, except with respect to any historical information provided by the Company or any of its Subsidiaries.

(b) Parent shall be permitted to commence and conduct offers to purchase or exchange, and conduct consent solicitations with respect to, the Company Notes, the consummation or completion of which shall be conditioned upon (and shall not occur prior to) the Closing and which offers to purchase or exchange or consent solicitations shall have such other terms and conditions, including pricing terms and amendments to the terms and provisions of the applicable indenture, as are specified, from time to time, by Parent in consultation with the Company (each, a “Debt Offer” and, collectively, the “Debt Offers”) and which are permitted by the terms of such Company Notes, the applicable indenture and applicable law, including the rules and regulations of the SEC. Parent shall consult with the Company regarding the material terms and conditions (including the timing) of any Debt Offer, and Parent shall not be permitted to commence any Debt Offer unless Parent shall have provided the Company with the necessary offer to purchase, exchange offer, consent solicitation statement, letter of transmittal or press release, if any, in connection with the Debt Offer, and each other document that will be distributed by Parent to holders of the Company Notes in the Debt Offer, in each case, a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on such Debt Offer documents (which comments shall be considered in good faith by Parent). Subject to the receipt of the requisite holder consents, in connection with any or all of the consent solicitations, the Company shall execute a supplemental indenture to the applicable indenture in accordance with the terms thereof amending the terms and provisions thereof as described in the applicable Debt Offer documents in a form as reasonably requested by Parent; provided that the amendments effected by such supplemental indentures shall be conditioned upon, and shall not become operative until, the Closing. In connection with any such Debt Offers, the Company shall use reasonable best efforts to (i) deliver and to cause counsel for the Company to deliver to the trustee for the Company Notes, a customary legal opinion in connection with the execution and delivery of such a supplemental indenture, to the extent such opinion would not conflict with applicable law and would be accurate in light of the facts and circumstances at the time delivered and (ii) provide to Parent upon its reasonable request cooperation in a manner substantially similar to that set forth in Section 5.09(a) with respect to any Debt Financing, to the extent customary in connection with such a Debt Offer. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Offers will be selected and retained by Parent after consultation with the Company and their fees and out-of-pocket expenses will be paid directly by Parent. The consummation of any or all Debt Offers shall not be a condition to the Closing.

(c) Parent and Sub shall keep the Company informed on a timely basis in reasonable detail of any material developments relating to the Debt Financing and the Debt Offers.

SECTION 5.10. Rule 16b-3. Prior to the Effective Time, each of Parent and the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) or acquisitions of Parent Common Stock or Parent equity securities (including derivative securities with respect to Parent Common Stock) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.11. Sub and Surviving Corporation Compliance. Parent shall cause Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Sub shall not engage in any activities of any nature, except as provided in or contemplated by this Agreement.

SECTION 5.12. Sub Stockholder Vote. Promptly after the execution and delivery of this Agreement, Parent shall, or shall cause the sole stockholder of Sub to, execute and deliver to the Company a written consent adopting this Agreement in accordance with the DGCL.

SECTION 5.13. Stock Exchange De-listing. Each of the parties agrees to take, or cause to be taken, all actions reasonably necessary prior to the Effective Time to cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.14. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be listed on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

SECTION 5.15. Termination of Affiliate Agreement. Prior to the Closing, the Company shall execute (and deliver to Parent a copy of) documentation, in form and substance reasonably satisfactory to Parent, terminating the agreement set forth on Section 5.15 of the Company Disclosure Letter without any further obligation or liability of the Company or any of its Subsidiaries thereunder.

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. The Company Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted.

(c) No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent (collectively, “Restraints”), that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Transactions.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

SECTION 6.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first four sentences of Section 3.01(c) (Capital Structure) and Section 3.01(g)(i) (Absence of Certain Changes or Events) shall be true and correct (other than, in the case of the first four sentences of Section 3.01(c), such failures to be true and correct as are de minimis), in each case as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 3.01(a) (Organization, Standing and Corporate Power), the second sentence of Section 3.01(b), Section 3.01(c) (Capital Structure) (other than the first four sentences thereof), Section 3.01(d)(i) (Authority; Noncontravention), Section 3.01(t) (State Takeover Statutes) and Section 3.01(u) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief financial officer or the chief executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and Parent shall have received a certificate signed on behalf of the Company by the chief financial officer or the chief executive officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by the chief financial officer or the chief executive officer of the Company to such effect.

SECTION 6.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Sub set forth in the first four sentences of Section 3.02(b) (Capital Structure) and Section 3.02(f)(i) (Absence of Certain Changes or Events) shall be true and correct (other than, in the case of the first four sentences of Section 3.02(b), such failures to be true and correct as are de minimis), in each case as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), (ii) the representations and warranties of Parent and Sub set forth in Section 3.02(a) (Organization, Standing and Corporate Power), Section 3.02(b) (Capital Structure) (other than the first four sentences thereof), Section 3.02(c)(i) (Authority; Noncontravention), Section 3.02(l) (State Takeover Statutes) and Section 3.02(m) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

The Company shall have received a certificate signed on behalf of Parent by the chief financial officer or the chief executive officer thereof to such effect.

(b) Performance of Obligations of Parent and Sub. Each of Parent and Sub shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and the Company shall have received a certificate signed on behalf of Parent by the chief financial officer or the chief executive officer thereof to such effect.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by the chief financial officer or the chief executive officer thereof to such effect.

SECTION 6.04. Frustration of Closing Conditions. None of the Company, Parent or Sub may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s (or (a) in the case of Parent, Sub’s, and (b) in the case of Sub, Parent’s) failure to perform any of its obligations under this Agreement.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by delivery of written notice to the other parties hereto under the following circumstances:

(a)	by mutual written consent of Parent and the Company;

(b)	by either of Parent or the Company:

(i) if the Merger shall not have been consummated on or before May 4, 2023 (the “Outside Date”); provided, that, if on such date, any of the conditions to the Closing set forth in (A) Section 6.01(b) or (B) Section 6.01(c) (if, in the case of clause (B), the Restraint relates to an Antitrust Law) shall not have been satisfied, but all other conditions set forth in Article VI shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) or waived, then the Outside Date shall be automatically extended to August 4, 2023, and such date shall become the Outside Date for purposes of this Agreement; provided, further, that if, on such extended Outside Date, any of the conditions to the Closing set forth in (A) Section 6.01(b) or (B) Section 6.01(c) (if, in the case of clause (B), the Restraint relates to an Antitrust Law) shall not have been satisfied, but all other conditions set forth in Article VI shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) or waived, then the Outside Date shall be automatically further extended to November 4, 2023, and such date shall become the Outside Date for purposes of this Agreement; provided, further, that (x) if all of the conditions set forth in Article VI are satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, are then capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Outside Date (including as it may be extended as set forth above) but (y) the Closing would thereafter occur in accordance with Section 1.02 on a date (the “Specified Date”) that occurs within five (5) Business Days after such Outside Date, then the Outside Date shall automatically be extended to such Specified Date and the Specified Date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint having any of the effects set forth in Section 6.01(c) shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have provided the other parties with three (3) Business Days prior written notice of its intent to terminate this Agreement pursuant to this Section 7.01(b)(ii); further provided, that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall not have the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) if the failure of such party (and in the case of Parent, Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in such Restraint; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof permitted hereunder at which a vote on this Agreement is taken;

(c) by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured prior to the Outside Date, or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if either Parent or Sub is then in breach of any of its representations, warranties, covenants or agreements hereunder, which breach would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b);

(d) by the Company, if Parent or Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) is incapable of being cured prior to the Outside Date, or, if capable of being cured, shall not have been cured by Parent or Sub on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder, which breach would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b);

(e) by Parent, prior to the receipt of the Company Stockholder Approval, in the event that (i) the Board of Directors of the Company shall have failed to include the Company Recommendation in the Proxy Statement or shall have otherwise made an Adverse Recommendation Change or (ii) the Company shall have materially breached its obligations under Section 5.01 by failing to hold the Company Stockholders’ Meeting in accordance with Section 5.01; or

(f) by the Company, in accordance with Section 4.02(g).

SECTION 7.02. Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of the second to last sentence of Section 5.02, Section 5.06, the indemnification and reimbursement obligations pursuant to Section 5.09(a), this Section 7.02 and Article VIII, which provisions shall survive such termination; provided, however, that nothing herein (except as provided otherwise in Section 7.02(b)) shall relieve the Company, Parent or Sub from liability for fraud or any Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, and the aggrieved party will be entitled to all rights and remedies available at law or in equity, including (i) in the case of fraud or a breach by Parent or Sub, liability to the Company for damages, determined taking into account all relevant factors, including, without duplication, the loss of the benefit of the Merger to the Company and the lost stockholder premium and any benefit to Parent or its stockholders arising from such fraud or breach, and (ii) in the case of fraud or a breach by the Company, liability to Parent for damages determined taking into account all relevant factors, including the loss of the benefit of the Merger to Parent and any benefit to the Company or its stockholders arising from such fraud or breach, and provided, further, that the Confidentiality Agreement shall survive such termination, each in accordance with its terms. For purposes of this Agreement, “Willful Breach” means a material breach that is a consequence of an act undertaken or failure to act by the breaching party with knowledge that the taking of or failure to take such act would cause a material breach of this Agreement.

(b) For the avoidance of doubt, each party hereto may pursue both a grant of specific performance in accordance with Section 8.10 and the payment of the Company Termination Fee or the Parent Termination Fee or damages for any Willful Breach of this Agreement, as applicable; provided, however, that under no circumstance shall any party hereto be entitled to receive both (i) a grant of specific performance under Section 8.10 of the other parties’ obligations to consummate the Closing as contemplated by this Agreement which results in such consummation and (ii) the payment of damages or all or any portion of the Company Termination Fee or the Parent Termination Fee, as applicable. Notwithstanding anything in this Agreement to the contrary, but without limiting the parties’ rights to pursue specific performance in accordance with Section 8.10, in the event that this Agreement is terminated by a party hereto under circumstances where the Parent Termination Fee or the Company Termination Fee is payable pursuant to Section 5.06 and is so paid, the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, to the party entitled to receive such payment (together with any Collection Expenses) shall be the sole and exclusive remedy of the Company, Parent or their respective Subsidiaries and their respective former, current or further partners, stockholders, managers, members, Affiliates and Representatives, as applicable, and none of Parent, the Company, any of their respective Subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, Affiliates or Representatives, as applicable, shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. In addition (i) if Parent or Sub receive any payments from the Company in respect of any breach of this Agreement and thereafter Parent receives the Company Termination Fee pursuant to Section 5.06, the amount of such Company Termination Fee shall be reduced by the aggregate amount of such payments made by the Company prior to paying the Company Termination Fee in respect of any such breaches and (ii) if the Company receives any payments from Parent or Sub in respect of any breach of this Agreement and thereafter the Company receives the Parent Termination Fee pursuant to Section 5.06, the amount of such Parent Termination Fee shall be reduced by the aggregate amount of such payments made by Parent or Sub prior to paying the Parent Termination Fee in respect of any such breaches. The parties agree and understand that (w) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, (x) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, (y) in no event shall Parent be entitled, pursuant to Section 5.06, to receive an amount greater than an amount equal to (A) the Company Termination Fee plus (B) any Collection Expenses, and (z) in no event shall the Company be entitled, pursuant to Section 5.06, to receive an amount greater than an amount equal to (A) the Parent Termination Fee plus (B) any Collection Expenses.

SECTION 7.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, Parent, on behalf of itself and Sub, and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 7.03 and to the extent permitted by Law, waive compliance with any of the agreements or conditions for its benefit contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

General Provisions

SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (provided no “error” message or other notification of non-delivery is generated), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Sub, to:

Intercontinental Exchange, Inc.

5560 New Northside Drive

Atlanta, GA 30328

Attention: General Counsel

Email: legal-notices@theice.com

with a copy to (which shall not constitute notice):

Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022
Attention:	Rory B. O’Halloran
Cody L. Wright
Email:	Rory.OHalloran@Shearman.com
Cody.Wright@Shearman.com

if to the Company, to:

Black Knight, Inc.

601 Riverside Ave.

Jacksonville, FL 32204

Attention: Michael Gravelle, General Counsel

Tel: 702-323-7334

Email: Michael.Gravelle@bkfs.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz 51 W. 52nd Street New York, NY 10019
Attention:	Edward D. Herlihy
Jacob A. Kling
Email:	EDHerlihy@wlrk.com
JAKling@wlrk.com

SECTION 8.03. Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms no less favorable to the Company, in the aggregate, than those set forth in the Confidentiality Agreement, except that such confidentiality agreement will permit the sharing of information by the Company to Parent in accordance with Section 4.02 of this Agreement;

(b) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; provided, that the parties hereto acknowledge and agree that none of Bakkt Holdings, Inc., a Delaware corporation, or any of its Subsidiaries is an Affiliate of Parent. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise;

(c) “Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other applicable Laws issued by a Governmental Entity in the United States that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(d) “Average Parent Stock Price” means the average of the volume weighted averages of the trading prices, rounded to the nearest one tenth of a cent, of Parent Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the ten (10) consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the date of the Effective Time, subject to appropriate adjustments for any Adjustment Event that occurs during such period;

(e) “Business Day” means any day other than a Saturday, Sunday, or other day on which banks are required or authorized to be closed in the City of New York;

(f) “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748) and the rules and regulations promulgated thereunder, as amended.

(g) “Commonly Controlled Entity” means any person or entity that, together with the Company or any Subsidiary of the Company, is treated as a single employer under Section 414 of the Code;

(h) “Company Benefit Agreement” means any employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination, loan or other Contract between the Company or any of its Subsidiaries, on the one hand, and any current or former director, officer, employee or independent contractor (who is a natural person) of the Company or any of its Subsidiaries, on the other hand, other than, in each case, a Company Benefit Plan;

(i) “Company Benefit Plan” means any (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iii) severance, change in control, retention or termination plan, program, policy or arrangement or (iv) other compensation or benefit plan, program, policy or arrangement, whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other Commonly Controlled Entity (A) for the benefit of any current or former director, officer, employee or independent contractor (who is a natural person) of the Company or any of its Subsidiaries or (B) under which the Company or any Commonly Controlled Entity had or have any present or future liability, other than any (x) Company Benefit Agreement, (y) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (z) plan, program, policy or arrangement mandated by applicable Laws;

(j) “Company Credit Agreement” means that certain Second Amended and Restated Credit and Guaranty Agreement, dated as of March 10, 2021, among Black Knight InfoServ, LLC, as borrower, JPMorgan Chase Bank, N.A. as administrative agent, swing line lender and L/C issuer and the other parties thereto from time to time;

(k) “Company Disclosure Letter” means the letter dated as of the date of this Agreement delivered by the Company to Parent and Sub;

(l) “Company Notes” means the 3.625% Senior Notes due 2028 issued by Black Knight Infoserv, LLC pursuant to the Indenture, dated August 26, 2020, among Black Knight Infoserv, LLC, as the issuer, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee;

(m) “Company Termination Fee” means $398,000,000;

(n) “Debt Financing” means any third party debt financing arranged by Parent or Sub prior to the Closing for the purpose of financing Merger Transactions;

(o) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(p) “Financing Entities” shall mean the entities that have committed to provide or otherwise entered into agreements to purchase, arrange or place the Debt Financing;

(q) “Financing Parties” shall mean the Financing Entities and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and Representatives and their respective successors and assigns; provided that neither Parent nor any Affiliate of Parent shall be a Financing Party;

(r) “Knowledge” means (i) with respect to the Company, the actual knowledge, of any of the persons set forth in Section 8.03(r) of the Company Disclosure Letter and (ii) with respect to Parent or Sub, the actual knowledge of any of the executives of Parent or Sub;

(s) “Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with all other changes, effects, events, occurrences, circumstances and states of fact, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance or state of facts relating to (i) the economy in general (including any such changes arising out of the Pandemic) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (ii) the economic, business, industry or financial environment generally affecting the industry in which the Company operates, including the effects of the general economic environment, the state of the housing, mortgage and mortgage servicing markets and the Pandemic (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates (including any such changes arising out of the Pandemic), (iv) any change in the Company’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v)

changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity (including the Pandemic Measures) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (vi) changes following the date of hereof in applicable accounting regulations or principles or interpretations thereof, (vii) any effects arising from any pending litigation, regulatory or enforcement proceeding, investigations or similar matters disclosed in Section 3.01(h) of the Company Disclosure Letter, in either case including the outcome or settlement of any of the foregoing that is not prohibited by the terms of this Agreement (including judgments, orders, rulings, injunctions, monetary penalties, remedial action or any other action of any Governmental Entity arising from any of the foregoing or the allegations contained in any of the foregoing), (viii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis or any outbreak of any disease or other public health event (including the Pandemic) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (ix) the announcement or pendency of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions) (provided, that this clause (ix) shall not apply to Section 3.01(d)(ii)) or (x) actions (or omissions) of the Company and its Subsidiaries taken (or not taken) with the consent of Parent or as required to comply with the terms of this Agreement;

(t) “Merger Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger, but excluding the Debt Financing;

(u) “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions, strains or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto;

(v) “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic;

(w) “Parent Disclosure Letter” means the letter dated as of the date of this Agreement delivered by Parent to the Company;

(x) “Parent Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with all other changes, effects, events, occurrences, circumstances and states of fact, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstance or state of facts relating to (i) the economy in general (including any such changes arising out of the Pandemic) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (ii) the economic, business, industry or financial environment generally affecting the industry in which Parent operates, including the effects of the general economic environment, the state of the housing, mortgage and mortgage servicing markets and the Pandemic (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates (including any such changes arising out of the Pandemic), (iv) any change in Parent’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Parent Material Adverse

Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity (including the Pandemic Measures) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (vi) changes following the date of hereof in applicable accounting regulations or principles or interpretations thereof, (vii) any effects arising from any pending litigation, regulatory or enforcement proceeding, investigations or similar matters disclosed in Section 3.02(j) of the Parent Disclosure Letter, in either case including the outcome or settlement of any of the foregoing (including judgments, orders, rulings, injunctions, monetary penalties, remedial action or any other action of any Governmental Entity arising from any of the foregoing or the allegations contained in any of the foregoing), (viii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis or any outbreak of any disease or other public health event (including the Pandemic) (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (ix) the announcement or pendency of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions) (provided, that this clause (ix) shall not apply to Section 3.02(c)(ii)) or (x) actions (or omissions) of Parent and its Subsidiaries taken (or not taken) with the consent of the Company or as required to comply with the terms of this Agreement;

(y) “Parent Stock Plans” means the Parent 2018 Employee Stock Purchase Plan, 2017 Omnibus Employee Incentive Plan, 2013 Omnibus Employee Incentive Plan, 2013 Omnibus Non-Employee Director Incentive Plan, 2009 Omnibus Incentive Plan and 2003 Restricted Stock Deferral Plan for Outside Directors;

(z) “Parent Termination Fee” means $725,000,000;

(aa) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(bb) “Representative” means, with respect to any person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such person;

(cc) “Specified Proceedings” means any and all of the claims, investigations, proceedings and litigation matters set forth on Schedule 8.03(cc).

(dd) a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person; provided, that the parties hereto acknowledge and agree that none of Bakkt Holdings, Inc., a Delaware corporation, or any of its Subsidiaries is a Subsidiary of Parent;

(ee) “Tax Matters Agreement” means the tax matters agreement entered into by and among Fidelity National Financial, Inc., New BKH Corp., and Black Knight Holdco Corp. dated June 8, 2017; and

(ff) “Transactions” means the transactions contemplated by this Agreement, including the Merger and the Debt Financing.

SECTION 8.04. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

(c) When a reference is made in this Agreement or the Company Disclosure Letter or Parent Disclosure Letter to information or documents being provided, made available or disclosed to Parent or its Affiliates or the Company or its Affiliates, as applicable, such information or documents shall include any information or documents (i) included in the Company Filed SEC Documents or Parent Filed SEC Documents, as applicable, or (ii) otherwise provided in writing (including electronically) to Parent or its Affiliates or the Company or its Affiliates, as applicable, at least two (2) days before the date of this Agreement.

(d) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

(e) Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

(f) References to a person are also to its permitted successors and permitted assigns.

(g) When a reference is made in this Agreement to a “holder” of shares of Company Common Stock, such reference is to a holder of record of shares of Company Common Stock unless otherwise expressly provided.

(h) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i) For purposes of this Agreement, the terms “ordinary course” and “ordinary course consistent with past practice” with respect to either party, shall take into account the commercially reasonable actions taken by such party and its Subsidiaries in response to the Pandemic and the Pandemic Measures.

SECTION 8.05. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing (including by electronic mail).

SECTION 8.06. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder, other than in respect of the rights of each indemnified party set forth in Section 5.05. Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.01(c) and/or Section 2.02(j), cash in lieu of any fractional shares payable pursuant to Section 2.02(i), Company Restricted Stock Award Consideration,

Converted Restricted Stock Awards and Company RSU Award Consideration and the payments in respect of Matching Credits shall be enforceable by holders of Company Common Stock, Company Restricted Stock Awards and Company RSU Awards and participants in the Company ESPP at, or immediately prior to, the Effective Time as provided therein.

SECTION 8.08. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS AND JUDICIAL DECISIONS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS EXECUTED AND PERFORMED ENTIRELY WITHIN SUCH STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 8.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 8.09 shall be null and void.

SECTION 8.10. Specific Enforcement; Consent to Jurisdiction.

(a) The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor and that the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. It is accordingly agreed that the Company and Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement without proof of actual damages. The parties hereto further agree not to assert that a remedy of specific enforcement by the Company or Parent is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Company or Parent otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that neither the Company nor Parent seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.10 shall be required to provide any bond or other security in connection with any such order or injunction.

(b) Each of the parties hereto agrees that it will bring any suit, action or other proceeding arising out of or relating to this Agreement or the Transactions exclusively in (i) the Court of Chancery of the State of Delaware or (ii) only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the United States District Court located in the State of Delaware or, only if such court declines to accept jurisdiction over a particular matter, any state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”) and irrevocably submits to the exclusive jurisdiction of the Chosen Courts for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement or the Transactions in the Chosen Courts and waives any claim that such suit or proceeding has been brought in an inconvenient forum. Each of the parties hereto agrees that a final and unappealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction within or outside the United States or in any other manner provided in Law or in equity.

SECTION 8.11. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR

INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.11.

SECTION 8.12. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.13. Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of their respective controlled Affiliates hereby: (a) agrees that any suit, action, claim, arbitration, mediation or proceeding (a “Proceeding”), whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its Subsidiaries or their respective controlled Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such Proceeding or proceeding shall be effective if notice is given in accordance with Section 8.02, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or any of their respective former, current or future partners, stockholders, managers, members or Representatives relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, provided that nothing in this Section 8.13 shall limit the rights of Parent, Sub or their respective Subsidiaries under any debt commitment letter or the definitive agreements executed and delivered in connection with any Debt Financing to the extent Parent, Sub or their respective Subsidiaries are party thereto, and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.13, and that such provisions and the definitions of “Financing Entities” and “Financing Parties” shall not be amended or waived in any way adverse to the Financing Parties without the prior written consent of the Financing Entities.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

INTERCONTINENTAL EXCHANGE, INC.

By	/s/ Benjamin R. Jackson
Name: Benjamin R. Jackson
Title: President

[Signature page to Agreement and Plan of Merger]

SAND MERGER SUB CORPORATION

by	/s/ Andrew Surdykowski
Name: Andrew Surdykowski
Title: President

[Signature page to Agreement and Plan of Merger]

BLACK KNIGHT, INC.

By	/s/ Anthony M. Jabbour
Name: Anthony M. Jabbour
Title: Chairman and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

ANNEX I

Index of Defined Terms

Acceptable Confidentiality Agreement	Section 8.03(a)
Acquisition Agreement	Section 4.02(g)
Adjustment Event	Section 2.01(e)
Adverse Recommendation Change	Section 4.02(g)
Affiliate	Section 8.03(b)
Agreement	Preamble
Annual Amount	Section 5.05(c)
Antitrust Laws	Section 8.03(c)
Appraisal Shares	Section 2.01(d)
Authorizations	Section 3.01(j)
Average Parent Stock Price	Section 8.03(d)
Book Entry Share	Section 2.01(c)(ii)
Business Day	Section 8.03(e)
CARES Act	Section 8.03(f)
Cash Component	Section 2.01(c)(i)(D)(1)
Cash Conversion Number	Section 2.01(f)(i)
Cash Election	Section 2.01(g)(i)
Cash Election Shares	Section 2.01(c)(i)(B)
Certificate	Section 2.01(c)(ii)
Certificate of Merger	Section 1.03
Chosen Courts	Section 8.10(b)
Claim	Section 5.05(b)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 2.02(h)
Collection Expenses	Section 5.06(e)
Commonly Controlled Entity	Section 8.03(g)
Company	Preamble
Company Benefit Agreement	Section 8.03(h)
Company Benefit Plan	Section 8.03(i)
Company Bylaws	Section 3.01(a)
Company Certificate of Incorporation	Section 3.01(a)
Company Common Stock	Section 2.01(b)
Company Credit Agreement	Section 8.03(j)
Company Disclosure Letter	Section 8.03(k)
Company Employees	Section 5.04(a)
Company ESPP	Section 2.03(b)
Company Filed SEC Documents	Section 3.01
Company Insurance Policies	Section 3.01(r)
Company Notes	Section 8.03(l)
Company Preferred Stock	Section 3.01(c)
Company Recommendation	Section 3.01(d)(i)
Company Regulatory Agreement	Section 3.01(h)
Company Restricted Stock Award	Section 2.03(a)(i)
Company Restricted Stock Award Consideration	Section 2.03(a)(i)
Company RSU Award	Section 2.03(a)(iii)
Company RSU Award Consideration	Section 2.03(a)(iii)
Company Stock Plan	Section 2.03(a)(i)
Company Stockholder Approval	Section 3.01(s)

A-I-1

Company Stockholders’ Meeting	Section 5.01(a)
Company Termination Fee	Section 8.03(m)
Confidentiality Agreement	Section 5.02
Contract	Section 3.01(d)(ii)
Converted Restricted Stock Award	Section 2.03(a)(ii)
D&O Tail Premium Cap	Section 5.05(c)
Debt Financing	Section 8.03(n)
Debt Offer	Section 5.09(b)
Debt Offers	Section 5.09(b)
DGCL	Section 1.01
Effective Time	Section 1.03
Election	Section 2.01(g)(i)
Election Deadline	Section 2.01(g)(iii)
Election Form	Section 2.01(g)(i)
Election Form Record Date	Section 2.01(g)(i)
Environmental Law	Section 3.01(q)(ii)
ERISA	Section 8.03(o)
Exchange Act	Section 3.01(d)(ii)
Exchange Agency Agreement	Section 2.02(a)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 2.01(c)(i)(D)(2)
Excluded Shares	Section 2.01(b)
Financing Entities	Section 8.03(p)
Financing Parties	Section 8.03(q)
Form S-4	Section 5.01(a)
GAAP	Section 3.01(e)(ii)
Governmental Entity	Section 3.01(d)(ii)
Hazardous Materials	Section 3.01(q)(iii)
HSR Act	Section 3.01(d)(ii)
Indebtedness	Section 4.01(a)(ix)
Indemnified Party	Section 5.05(b)
Intellectual Property	Section 3.01(o)(vii)
Intervening Event	Section 4.02(h)
IT Assets	Section 3.01(o)(viii)
Knowledge	Section 8.03(r)
Law	Section 3.01(d)(ii)
Leased Real Property	Section 3.01(n)(ii)
Liens	Section 3.01(b)
Mailing Date	Section 2.01(g)(i)
Material Adverse Effect	Section 8.03(s)
Material Customer	Section 3.01(i)(v)
Material Intellectual Property	Section 3.01(o)(i)
Merger	Recitals
Merger Consideration	Section 2.01(c)(i)
Merger Transactions	Section 8.03(t)
Non-Election Shares	Section 2.01(c)(i)(C)
Notice of Adverse Recommendation	Section 4.02(g)

A-I-2

Notice of Superior Proposal	Section 4.02(g)
Open Source	Section 3.01(o)(v)
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 3.01(n)(i)
Pandemic	Section 8.03(u)
Pandemic Measures	Section 8.03(v)
Parent	Preamble
Parent 401(k) Plan	Section 3.02(b)
Parent Bylaws	Section 3.02(a)
Parent Certificate of Incorporation	Section 3.02(a)
Parent Common Stock	Section 2.01(c)(i)(A)
Parent Disclosure Letter	Section 8.03(w)
Parent ESPP	Section 3.02(b)
Parent Expenses	Section 5.06(d)
Parent Filed SEC Documents	Section 3.02
Parent Material Adverse Effect	Section 8.03(x)
Parent Option Awards	Section 3.02(b)
Parent Preferred Stock	Section 3.02(b)
Parent SEC Documents	Section 3.02(d)(i)
Parent Share Issuance	Section 3.02(c)(i)
Parent Stock Plans	Section 8.03(y)
Parent Termination Fee	Section 8.03(z)
Per Share Cash Consideration	Section 2.01(c)(i)(D)(3)
Per Share Stock Consideration	Section 2.01(c)(i)(A)
Permitted Liens	Section 3.01(n)(iii)
person	Section 8.03(aa)
Personal Data	Section 3.01(p)(iii)
Proceeding	Section 8.13
Proxy Statement	Section 5.01(a)
Real Property Leases	Section 3.01(n)(ii)
Remedial Action	Section 5.03(g)
Representative	Section 8.03(bb)
Restraints	Section 6.01(c)
Sarbanes-Oxley Act	Section 3.01(e)(iii)
SEC	Section 3.01
SEC Documents	Section 3.01(e)(i)
Second Request	Section 5.03(a)
Section 262	Section 2.01(d)
Securities Act	Section 3.01(d)(ii)
Share Ratio	Section 2.01(c)(i)(D)(4)
Shortfall Number	Section 2.01(f)(ii)(B)
Software	Section 3.01(o)(x)
Solvent	Section 3.02(n)
Specified Contract	Section 3.01(i)
Specified Date	Section 7.01(b)(i)
Specified Proceedings	Section 8.03(cc)
Stock Election	Section 2.01(g)(i)
Stock Election Shares	Section 2.01(c)(i)(A)

A-I-3

Sub	Preamble
Subsidiary	Section 8.03(dd)
Superior Proposal	Section 4.02(e)
Surviving Corporation	Section 1.01
Takeover Proposal	Section 4.02(a)
Tax Matters Agreement	Section 8.03(ee)
tax return	Section 3.01(m)(xviii)
taxes	Section 3.01(m)(xviii)
Technology	Section 3.01(o)(ix)
Total Cash Election Number	Section 2.01(f)(ii)(A)
Transactions	Section 8.03(ff)
Voting Company Debt	Section 3.01(c)
Voting Parent Debt	Section 3.02(b)
Willful Breach	Section 7.02(a)

A-I-4